 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 3, 1995

                                       REGISTRATION STATEMENT NO. 33-62907
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                          CHARTER POWER SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                                             13-3314599
     (STATE OR OTHER                                      (I.R.S. EMPLOYER
     JURISDICTION OF                                     IDENTIFICATION NO.)
    INCORPORATION OR
      ORGANIZATION)            3043 WALTON ROAD
                          PLYMOUTH MEETING, PA 19462
                                (610) 828-9000
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                  COPIES TO:
  PROSKAUER ROSE GOETZ & MENDELSOHN LLP           CHADBOURNE & PARKE LLP
            1585 BROADWAY                         30 ROCKEFELLER PLAZA
         NEW YORK, NY 10036                        NEW YORK, NY 10112
           (212) 969-3000                            (212) 408-5100
  ATTENTION: STEVEN L. KIRSHENBAUM, ESQ.    ATTENTION: BARBARA L. BECKER, ESQ.


                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFERING TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED OCTOBER 3, 1995

PROSPECTUS
      , 1995

C&D(R)
                                2,765,493 SHARES
                          CHARTER POWER SYSTEMS, INC.
                                  COMMON STOCK

  Of the 2,765,493 shares of Common Stock, $0.01 par value ("Common Stock"), offered hereby, 2,212,395 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 553,098 shares are being offered initially outside of the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). See "Underwriting." Of the 2,765,493 shares of Common Stock being offered, 200,000 shares are being sold by Charter Power Systems, Inc. (the "Company") and 2,565,493 shares are being sold by the Selling Stockholders. See "Selling Stockholders."

  The Company will not receive any part of the proceeds from the sale of shares by the Selling Stockholders. On September 22, 1995, the closing sale price of the Common Stock on the American Stock Exchange was $29.75. The Common Stock has been approved for inclusion in The Nasdaq National Market and the Company expects that the Common Stock will begin trading in The Nasdaq National Market simultaneously with the completion of the Offerings.

  SEE "RISK FACTORS," BEGINNING ON PAGE 7, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                   PRICE   UNDERWRITING   PROCEEDS  PROCEEDS TO
                                   TO THE DISCOUNTS AND    TO THE   THE SELLING
                                   PUBLIC COMMISSIONS(1) COMPANY(2) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.........................  $          $            $           $
Total(3)..........................  $          $            $           $
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(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting the expenses of the Offerings, estimated at $550,000.
(3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days hereof, to purchase up to an aggregate of an additional 414,824 shares of Common Stock at the price to the public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to the public, underwriting discounts and commissions and proceeds to the
    Company will be $   , $    and $   , respectively. See "Underwriting."

  The shares of Common Stock offered hereby are being offered by the Underwriters when, as and if delivered to and accepted by them, and subject to certain conditions, including their right to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment in New York, New York
on or about      , 1995.

DONALDSON, LUFKIN & JENRETTE                       ROBERTSON, STEPHENS & COMPANY
     SECURITIES CORPORATION

                                            ------------------------------------

The Company's fully integrated reserve
    power systems are used in cellular
       telephone systems, RBOC outside                     [Picture]
  plants, central telephone exchanges,
 microwave relay stations and systems.

                                            ------------------------------------



-----------------------------------

                                                     Customers for the Company's
                                               embedded high frequency switching
                                           power supplies include large original
            [Picture]                                 equipment manufacturers of
                                                   telecommunications and office
                                          electronics, including copier systems,
                                                     computers and workstations.

-----------------------------------



                                            -----------------------------------

      The Company's motive power systems
        consist of batteries and related
        monitoring, charging and testing
      equipment and are used in electric                   [Picture]
industrial vehicles, including fork-lift
   trucks, automated guided vehicles and
       airline ground support equipment.

                                            -----------------------------------



  IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THE OFFERINGS, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and related notes thereto included elsewhere in this Prospectus. All references herein to the Company or Charter Power are to Charter Power Systems, Inc. and its consolidated subsidiaries.

                                  THE COMPANY

  Charter Power Systems, Inc. is a leading North American producer of integrated reserve power systems for telecommunications, electronic information and industrial applications. The Company is also a leading producer of embedded high frequency switching power supplies for use in telecommunications equipment, advanced office electronics and sophisticated computer systems and of motive power systems for electric industrial vehicles. The Company's sales to the telecommunications industry grew by 35.5% in the first six months of fiscal 1996 (as compared to the prior year period) and currently represent approximately 40% of total sales.

  In the fourth quarter of fiscal 1993, the Company's new Chief Executive Officer and his management team began a series of comprehensive initiatives to respond to changes in the Company's markets, to diversify the Company's product offerings and customer base and to increase sales and profitability. These initiatives included emphasizing product development and quality, reducing costs, streamlining manufacturing and improving marketing of the Company's products. In addition, Charter Power completed several strategic acquisitions of complementary electronics businesses in order to further expand its positions in markets with high growth potential.

  Since management embarked on these strategic initiatives, sales have increased from $134.1 million in fiscal 1993 to $200.0 million in fiscal 1995, a compound annual growth rate ("CAGR") of 22.1%. In addition, operating income (excluding restructuring charges) increased from $4.3 million in fiscal 1993 to $15.5 million in fiscal 1995, a CAGR of 88.9%, and net income increased from a net loss of $1.7 million in fiscal 1993 to net income of $9.4 million in fiscal 1995. For the six months ended July 31, 1995, sales, operating income and net income increased 35.3%, 53.8% and 70.1%, respectively, as compared to the six months ended July 31, 1994.

  The Company produces fully integrated reserve power systems and components, which the Company believes are among the most advanced in the industry. These systems, which combine advanced power electronics and control systems with high output batteries, help monitor and regulate electric power flow and provide backup power in the event of a primary power loss or interruption. The Company's reserve power products are used in cellular telephone systems, regional Bell operating company ("RBOC") outside plants, central telephone exchanges, microwave relay stations and private branch exchange ("PBX") systems. The Company also provides batteries for use in uninterruptible power supplies ("UPSs"), principally for mainframe computers and computer networks; specialized reserve power systems for use by utilities; and batteries for submarine and missile support systems. Sales of these products, in the aggregate, accounted for approximately 51% of net sales in the first six months of fiscal 1996.

  The Company's International Power Systems, Inc. subsidiary ("IPS"), which was formed early in fiscal 1995 to acquire certain assets of ITT Power Systems Corporation (the "IPS Acquisition"), produces custom, standard and modified standard embedded high frequency switching power supplies. Power supplies, which are a fundamental requirement in all electronic systems, convert AC power from a primary source, such as a wall outlet, into stable DC voltages required for electronic circuits. The Company's customers for these products include large original equipment manufacturers ("OEMs") of telecommunications and office electronics, including copier systems, workstations and other sophisticated computers. Sales of these power supplies accounted for approximately 19% of net sales in the first six months of fiscal 1996.

  The Company's motive power systems consist of batteries and related monitoring, charging and testing equipment and are used in electric industrial vehicles, including fork-lift trucks, automated guided vehicles and airline ground support equipment. Sales of motive power systems accounted for approximately 30% of net sales in the first six months of fiscal 1996.

  The Company believes that it is well-positioned to benefit from the expected strong growth in the end markets for its products, especially in the telecommunications sector. The market for telecommunications services has grown significantly during the past decade and is expected to continue to grow as cellular, personal communication services ("PCS"), paging, specialized mobile radio and other new and emerging technologies become increasingly accessible and affordable to a growing number of consumers. This growth has required, and the Company believes will continue to require, substantial investment by service providers in infrastructure equipment such as the Company's products. The Company believes that it has a competitive advantage in serving the needs of the telecommunications, advanced office equipment and certain other industries as a result of its ability to design and manufacture technically sophisticated products, its long-standing customer relationships, its reputation for high-quality products and its commitment to customer service. The Company intends to continue to focus on effecting and integrating strategic acquisitions of complementary businesses to further broaden its product offerings and enhance its position in the marketplace.

  The Company's predecessor was founded in 1906. In 1959, it was acquired by Eltra Corporation, which in 1979 was acquired by Allied Signal Corporation ("Allied"). The Company was organized in 1985 by Charterhouse Group International, Inc. ("Charterhouse") to acquire the assets of the predecessor company. The Company completed an initial public offering of its Common Stock in February 1987. Charter Power's principal executive offices are located at 3043 Walton Road, Plymouth Meeting, Pennsylvania, 19462. Its telephone number is (610) 828-9000.

                                 THE OFFERINGS

Total number of shares
 of Common Stock
 offered................  2,765,493 shares
 By the Company
  U.S. Offering.........    160,000 shares
  International
   Offering.............     40,000 shares
                          ----------------
    Total...............    200,000 shares
 By the Selling
  Stockholders
  U.S. Offering.........  2,052,395 shares
  International
   Offering.............    513,098 shares
                          ----------------
    Total...............  2,565,493 shares
Common Stock to be
 outstanding after the
 Offerings(1)...........  6,398,601 shares
Use of proceeds.........  To repay indebtedness under the Company's existing credit facility and, if the U.S. Underwriters' (as
                          hereinafter defined) overallotment option is exercised,
                          to repay indebtedness, for strategic acquisitions and
                          for general corporate purposes. See "Use of Proceeds."
American Stock Exchange
 symbol(2)..............  CHP
Proposed Nasdaq National
 Market symbol(2).......  CHTR

--------------------
(1) Excludes 436,150 shares of Common Stock issuable upon the exercise of stock options (including both vested and unvested options) outstanding as of September 22, 1995, with a weighted average exercise price per share of $9.13. Includes 240,010 shares of Common Stock to be issued upon the exercise of options held by certain Selling Stockholders in connection with the Offerings. See "Selling Stockholders."

(2) The Common Stock is listed and principally traded on the American Stock Exchange (the "AMEX") under the symbol "CHP." The Company has been notified that the Common Stock has been approved for inclusion in The Nasdaq National Market under the symbol "CHTR." The Company expects that the Common Stock will begin trading in The Nasdaq National Market simultaneously with the completion of the Offerings. In that regard, the Company has begun the process of delisting the Common Stock from the AMEX.

  Unless otherwise indicated, the information in this Prospectus assumes no exercise of the U.S. Underwriters' option to purchase up to 414,824 additional shares of Common Stock from the Company to cover over-allotments, if any. See "Underwriting."

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

  The following tables present summary consolidated financial and other data of the Company for the periods indicated. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this Prospectus. The interim consolidated financial information furnished herein is unaudited. See also "Selected Consolidated Financial and Other Data."

                                                           SIX MONTHS ENDED
                              YEAR ENDED JANUARY 31,           JULY 31,
                            ----------------------------  ---------------------
                              1993      1994      1995      1994       1995
                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING
 DATA:
Net sales.................  $134,064  $162,005  $200,009  $  90,263  $ 122,158
Gross profit..............    28,677    38,445    45,545     21,328     29,116
Restructuring charges.....     3,106       --        --         --         --
Operating income..........     1,226    12,578    15,465      7,563     11,629
Income (loss) before
 income taxes and
 cumulative effect of
 change in accounting
 principle................      (318)   10,766    13,933      6,679     10,849
Cumulative effect of
 change in accounting
 principle ($0.18 per
 share)...................     1,074       --        --         --         --
Net income (loss).........    (1,711)    6,407     9,377      4,178      7,105
Net income (loss) per
 common and common
 equivalent share.........  $  (0.29) $   1.08  $   1.51  $    0.68  $    1.11
Dividends per common
 share....................  $   0.11  $   0.11  $   0.11  $   0.055  $   0.055
OTHER DATA:
EBITDA(1).................  $ 10,162  $ 20,038  $ 22,357  $  11,022  $  14,767
Capital expenditures......     6,998     3,611     7,650      3,600      3,430
Depreciation and
 amortization.............     5,830     7,460     6,892      3,459      3,138
Gross profit as a
 percentage of net sales..      21.4%     23.7%     22.8%      23.6%      23.8%
EBITDA as a percentage of
 net sales................       7.6%     12.4%     11.2%      12.2%      12.1%
PRO FORMA DATA(2):
Net interest expense......                      $    608  $     283  $     213
Net income (loss).........                         9,745      4,362      7,292
Net income (loss) per
 common share and common
 equivalent share.........                      $   1.50  $    0.68  $    1.09
                                AS OF JANUARY 31,         AS OF JULY 31, 1995
                            ----------------------------  ---------------------
                                                                        PRO
                              1993      1994      1995     ACTUAL    FORMA(3)
                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA:
Working capital...........  $ 15,698  $ 18,556  $ 27,746  $  32,471  $  32,471
Total assets..............    97,633    93,255   112,137    121,326    121,326
Total debt................    24,906    14,270    17,853     15,630      7,445
Stockholders' equity......    33,146    41,031    51,722     57,563     65,748

--------------------
(1) EBITDA is defined as operating income before (i) restructuring charges and
    (ii) depreciation and amortization, and is generally accepted as providing useful information regarding a company's financial performance. EBITDA should not be considered an alternative to net income as an indicator of the Company's operating performance or an alternative to the Company's cash flow from operating activities as a measure of liquidity.
(2) For a discussion of the pro forma operating data adjustments, see note 3 to Selected Consolidated Financial and Other Data.
(3) Pro forma balance sheet adjustments for the Offerings include (i) the receipt of approximately $5.1 million of net proceeds from the sale by the Company of 200,000 shares of Common Stock offered hereby (assuming an offering price of $29.75 per share), (ii) an aggregate of approximately $3.1 million of proceeds to the Company from the exercise of options by certain of the Selling Stockholders and the repayment of the Alvine Note and the Weber Note (each as hereinafter defined) and (iii) the repayment by the Company of approximately $8.2 million of indebtedness under its existing credit facility. See "Selling Stockholders."

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following risk factors should be considered carefully by prospective investors in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby.

IMPLEMENTATION OF GROWTH STRATEGY

  The Company's strategy is to increase sales and profits by diversifying its product offerings and customer base. In implementing this strategy, the Company emphasized product development and quality, reduced costs, streamlined manufacturing and improved marketing of the Company's products. In addition, as part of this strategy, the Company has completed several strategic acquisitions of complementary electronics businesses in order to further expand its positions in markets with high growth potential. The continued successful implementation of the Company's strategy will be dependent on many factors, some of which are beyond the Company's control, including, but not limited to, the availability of suitable acquisition candidates, the continued success of the Company in its research and development efforts, the prices of raw materials used by the Company in the manufacture of its products, the activities of the Company's competitors and general economic conditions. There can be no assurance that the Company will continue to be successful in implementing its growth strategy. See "--Telecommunications Industry and Growth of the Company" and "Business--Business Strategy."

TELECOMMUNICATIONS INDUSTRY AND GROWTH OF THE COMPANY

  The Company expects that sales of products to telecommunications service providers and OEMs of telecommunications equipment will continue to account for an increasing amount of its business. The continued success of the Company's reserve power systems and power supply products will depend to some extent on the continued growth and the increased accessibility and affordability of cellular and other wireless telecommunications services, including cellular, paging and PCS, in the United States and internationally. There can be no assurance that the volume and variety of wireless telecommunications services will continue to grow or that such services will create a demand for the Company's products. See "--Implementation of Growth Strategy," "Business--Business Strategy" and "Business--Products and Customers."

  In recent years, the telecommunications industry has undergone substantial change. Further changes in the industry are expected, including the restructuring of AT&T, the largest customer of the Company. Although the Company does not expect such change to have a material adverse effect on the Company, there can be no assurance that this will be the case. See "Business-- Products and Customers."

MATERIALS COSTS; PRICING PRESSURES

  The Company is subject to certain factors affecting pricing and sales over which the Company has no control, such as general economic and market conditions. Furthermore, the costs of the components of the Company's products, particularly the cost of lead, may fluctuate and the Company may be unable to fully pass on any cost increases to its customers. When lead prices rise, certain of the Company's competitors that own smelting operations may have lower lead costs than the Company, providing them with a short-term competitive advantage. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Raw Material Pricing and Productivity," "Business--Manufacturing and Raw Materials" and "Business--Competition."

  The Company's costs of manufacturing materials and labor and most other operating costs are affected by inflationary pressures. The Company's ability to pass along inflationary cost increases through higher prices may be limited during periods of stable or declining lead prices because of industry practices that tend to link product prices and lead prices. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Inflation."

DEPENDENCE ON KEY PERSONNEL

  The success of the Company is dependent on its ability to attract and retain qualified management, administrative, technical and marketing personnel. Although the Company has entered into employment agreements with certain key personnel and believes it could replace key employees in an orderly fashion should the need arise, the loss of such personnel could have an adverse effect on the Company until such personnel are replaced. There can be no assurance that the Company will be able to continue to attract and retain qualified personnel necessary for the operation and development of its business. See "Management."

ENVIRONMENTAL REGULATION

  The Company's operations are subject to extensive and evolving environmental laws and regulations regarding the clean-up and protection of the environment and worker health and safety. The Company operates under what it believes is a comprehensive environmental, health and safety compliance program and believes that it is in material compliance with applicable environmental requirements. However, there can be no assurance that in the future the Company will not receive notices that certain of its operations are not in compliance with its permits or other environmental requirements, that the Company will be able to maintain compliance with applicable environmental requirements, that current environmental requirements will not become more onerous or that new laws and regulations will not be adopted or become applicable to the Company. Any of the foregoing could result in the imposition of fines or penalties, operating constraints, the issuance of judicial or administrative orders requiring the Company to cease operating a facility, increased operating and capital expenditures or other liabilities, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, if damage to persons or the environment arises from hazardous materials used, generated or disposed of in the conduct of the Company's business (or that of its predecessors, to the extent the Company is not indemnified therefor), the Company may be held liable for the damage and for the costs of the environmental investigation and remediation, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Environmental Regulation."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 200,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $5.1 million ($16.8 million if the U.S. Underwriters' over-allotment option to purchase an additional 414,824 shares of Common Stock from the Company is exercised in full) based on an assumed public offering price of $29.75. The Company expects to use approximately $5.1 million of the net proceeds to repay indebtedness under its existing credit facility ($12.5 million if the U.S. Underwriters' over-allotment option is exercised in full). Such indebtedness is due in equal quarterly installments of $750,000 through September 1, 1999 and currently bears interest at the London Interbank Offered Rate ("LIBOR") plus 1.45% per annum. In the event of the exercise of the over-allotment option by the U.S. Underwriters, the net proceeds thereof will be used for the repayment of indebtedness as described above, strategic acquisitions and for general corporate purposes.

  Pending application of the proceeds as described above, the Company intends to invest the net proceeds of the Offerings in short-term, investment-grade, interest-bearing instruments.

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. However, the Company will receive an aggregate of approximately $3.1 million from the exercise of options by certain of the Selling Stockholders and the repayment of the Alvine Note and the Weber Note, which will also be used to repay indebtedness under the Company's existing credit facility. See "Capitalization," "Selected Consolidated Financial and Other Data" and "Selling Stockholders."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is listed and principally traded on the AMEX under the symbol "CHP." The Company has been notified that the Common Stock has been approved for inclusion in The Nasdaq National Market under the symbol "CHTR." The Company expects that the Common Stock will begin trading in The Nasdaq National Market simultaneously with the completion of the Offerings. In that regard, the Company has begun the process of delisting the Common Stock from the AMEX. The table below indicates the range of the high and low trading prices of the Common Stock for the periods indicated as reported by the AMEX.

                                                         PRICE RANGE
                                                       OF COMMON STOCK DIVIDENDS
                                                       --------------- PAID PER
                                                        HIGH     LOW     SHARE
   Year Ended January 31, 1994:
     1st Quarter...................................... $    8  $ 5 1/2  $0.0275
     2nd Quarter......................................   9 1/4      6    0.0275
     3rd Quarter......................................  10 7/8   9 1/8   0.0275
     4th Quarter......................................  14 1/2   9 7/8   0.0275
   Year Ended January 31, 1995:
     1st Quarter...................................... $12 7/8 $ 9 3/4  $0.0275
     2nd Quarter......................................  14 1/2  11 1/2   0.0275
     3rd Quarter......................................  16 3/8  12 3/8   0.0275
     4th Quarter......................................  21 3/8  15 7/8   0.0275
   Year Ending January 31, 1996:
     1st Quarter...................................... $   22  $19 1/4  $0.0275
     2nd Quarter......................................  25 1/4  19 7/8   0.0275
     3rd Quarter through October 2, 1995..............  31 1/4  24 1/8      --

  The Company began paying quarterly cash dividends on the Common Stock in March 1987. The dividend declared in each quarter since then has been $0.0275 per share.

  The Company's credit facility permits quarterly dividends to be paid on the Common Stock as long as there is no default thereunder. Subject to such restriction and the provisions of Delaware law, the Board of Directors currently intends to continue paying quarterly dividends in the future at the rate currently paid. There can be no assurance, however, as to the payment or amount of future dividends, as these will depend on the Company's earnings, financial condition and other factors.

  The approximate number of record holders of the Common Stock on October 2, 1995 was 100.

                                CAPITALIZATION

  The following table sets forth the Company's capitalization as of July 31, 1995 and the Company's capitalization, as adjusted, to give effect to (i) the receipt of approximately $5.1 million of net proceeds from the sale by the Company of 200,000 shares of Common Stock offered hereby (assuming an offering price of $29.75 per share), (ii) an aggregate of approximately $3.1 million of proceeds to the Company from the exercise of options by certain of the Selling Stockholders and the repayment of the Alvine Note and the Weber Note and (iii) the repayment by the Company of approximately $8.2 million of indebtedness under its existing credit facility. See "Use of Proceeds" and "Selling Stockholders." This table should be read in conjunction with the Consolidated Financial Statements and related notes thereto and the other financial information included elsewhere in this Prospectus.

                                                          AS OF JULY 31, 1995
                                                          --------------------
                                                          ACTUAL   AS ADJUSTED
                                                              (UNAUDITED)
                                                            (IN THOUSANDS)
   Current portion of long-term debt..................... $ 3,113    $ 3,113
                                                          =======    =======
   Long-term debt........................................ $12,517    $ 4,332
                                                          -------    -------
   Stockholders' equity:
     Common stock, $0.01 par value, 10,000,000 shares
      authorized (1).....................................      60         64
     Additional paid-in capital..........................  32,421     39,046
     Notes receivable from stockholders..................  (1,656)       --
     Retained earnings...................................  28,042     27,942
     Treasury stock, at cost, 57,400 shares..............  (1,304)    (1,304)
                                                          -------    -------
       Total stockholders' equity........................  57,563     65,748
                                                          -------    -------
   Total capitalization.................................. $70,080    $70,080
                                                          =======    =======

  ---------------------

  (1) 6,002,041 shares issued, Actual, and 6,442,051 shares issued, As Adjusted. Actual and As Adjusted exclude 450,100 shares of Common Stock issuable upon the exercise of stock options (including both vested and unvested options) outstanding as of July 31, 1995, with a weighted average exercise price per share of $9.20. As Adjusted includes 240,010 shares of Common Stock to be issued upon the exercise of options held by certain Selling Stockholders in connection with the Offerings. See "Selling Stockholders."

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

  The following selected consolidated financial data for each of the five years in the period ended January 31, 1995 are derived from the Company's audited consolidated financial statements. The information should be read in conjunction with the Consolidated Financial Statements and related notes thereto and with "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this Prospectus. The interim consolidated financial information furnished herein is unaudited and reflects all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial information for these periods.

                                                                          SIX MONTHS ENDED
                                    YEARS ENDED JANUARY 31,                   JULY 31,
                          ----------------------------------------------- -----------------
                            1991     1992     1993        1994     1995     1994     1995
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED OPERATING
 DATA:
Net sales...............  $165,098 $151,201 $134,064    $162,005 $200,009 $ 90,263 $122,158
Cost of sales...........   128,285  117,390  105,387     123,560  154,464   68,935   93,042
                          -------- -------- --------    -------- -------- -------- --------
 Gross profit...........    36,813   33,811   28,677      38,445   45,545   21,328   29,116
Selling, general and
 administrative
 expenses...............    20,211   18,994   22,184      23,121   24,796   11,440   14,447
Research and development
 expenses...............     1,819    1,815    2,161       2,746    5,284    2,325    3,040
Restructuring charges...       --     5,171    3,106(1)      --       --       --       --
                          -------- -------- --------    -------- -------- -------- --------
 Operating income.......    14,783    7,831    1,226      12,578   15,465    7,563   11,629
Interest expense, net...     4,075    2,187    1,022       1,003    1,222      590      525
Other expense, net......       469      491      522         809      310      294      255
                          -------- -------- --------    -------- -------- -------- --------
Income (loss) before
 income taxes and
 cumulative effect of
 change in accounting
 principle..............    10,239    5,153     (318)     10,766   13,933    6,679   10,849
Provision for income
 taxes..................     4,265    2,216      319       4,359    4,556    2,501    3,744
                          -------- -------- --------    -------- -------- -------- --------
Income (loss) before
 cumulative effect of
 change in accounting
 principle..............     5,974    2,937     (637)      6,407    9,377    4,178    7,105
Cumulative effect of
 change in accounting
 principle(1)...........       --       --     1,074         --       --       --       --
                          -------- -------- --------    -------- -------- -------- --------
Net income (loss).......  $  5,974 $  2,937 $ (1,711)   $  6,407 $  9,377 $  4,178 $  7,105
                          ======== ======== ========    ======== ======== ======== ========
Income (loss) before
 cumulative effect of
 change in accounting
 principle per common
 and common equivalent
 share(2)...............  $   1.05 $   0.50 $  (0.11)   $   1.08 $   1.51 $   0.68 $   1.11
Cumulative effect of
 change in accounting
 principle per common
 and common equivalent
 share(2)...............       --       --     (0.18)        --       --       --       --
                          -------- -------- --------    -------- -------- -------- --------
Net income (loss) per
 common and common
 equivalent share(2)....  $   1.05 $   0.50 $  (0.29)   $   1.08 $   1.51 $   0.68 $   1.11
                          ======== ======== ========    ======== ======== ======== ========
Dividends per common
 share..................  $   0.11 $   0.11 $   0.11    $   0.11 $   0.11 $  0.055 $  0.055
Weighted average shares
 outstanding(2).........     5,709    5,902    5,841       5,923    6,211    6,116    6,414
PRO FORMA DATA(3):
Net interest expense....                                         $    608 $    283 $    213
Net income (loss).......                                            9,745    4,362    7,292
Net income (loss) per
 common share and common
 equivalent share.......                                         $   1.50 $   0.68 $   1.09
                                       AS OF JANUARY 31,                   AS OF JULY 31,
                          ----------------------------------------------- -----------------
                            1991     1992     1993        1994     1995     1994     1995
                                                  (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.........  $ 20,151 $ 19,394 $ 15,698    $ 18,556 $ 27,746 $ 28,338 $ 32,471
Total assets............    97,874   87,422   97,633      93,255  112,137  109,427  121,326
Total debt..............    32,628   25,875   24,906      14,270   17,853   23,009   15,630
Stockholders' equity....    31,908   35,157   33,146      41,031   51,722   45,757   57,563

-------------------
(1) See notes to Consolidated Financial Statements.

(2) Based on weighted average shares outstanding during fiscal 1991 and weighted average shares outstanding and the effect of shares issuable under stock options based on the treasury stock method for all other periods.
(3) The pro forma data reflect the following adjustments:
   (i) The application of the following to reduce long-term debt: the net proceeds from the sale by the Company of the 200,000 shares of Common Stock offered hereby at an assumed price of $29.75 per share; an aggregate of approximately $1,427 of proceeds to the Company from the exercise of 240,010 options (with a weighted average exercise price per share of $5.94) by certain of the Selling Stockholders; and an aggregate of approximately $1,656 of proceeds to the Company from the repayment of the Alvine Note and the Weber Note. See "Selling Stockholders."

   (ii) The decrease in net interest expense reflects the repayment of $8.2 million of indebtedness under the Company's existing credit facility with the net proceeds of the Offerings.
   (iii) Net income (loss) reflects the decreased net interest expense described in (ii) above, net of the related income tax benefit.
   (iv) The pro forma weighted average number of shares of 6,514 for fiscal 1995, 6,432 for the six month period ended July 31, 1994 and 6,681 for the six month period ended July 31, 1995 reflects the 200,000 shares issued by the Company in the Offerings as of the beginning of each of the respective periods and shares of Common Stock issued to certain of the Selling Stockholders upon the exercise of stock options in connection with the Offerings. See "Selling Stockholders."
  The pro forma data does not purport to represent what the Company's results of operations would have been if the Offerings had occurred at the beginning of the periods indicated or to project the Company's results of operations for any future periods.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

OVERVIEW

  Prior to fiscal 1993, the Company and its predecessors had focused primarily on battery sales for motive power and reserve power applications, with a significant amount of its reserve power sales attributable to sales of Round Cell and other batteries to AT&T. In the fourth quarter of fiscal 1993, the Company's new Chief Executive Officer and his management team began a series of comprehensive initiatives. As a result, the Company (i) proactively shifted its product and sales mix toward integrated power systems and away from batteries and motive power systems, (ii) consolidated manufacturing facilities and reduced corporate overhead, (iii) realigned its sales and marketing organization to broaden the Company's customer base and more effectively handle the Company's expanding product offerings and (iv) completed three strategic acquisitions, one in the reserve power business and two in the power supplies business. In addition, the Company's gross margins have improved by over one percentage point from fiscal 1993 to fiscal 1995 and operating income has more than tripled (excluding restructuring charges). See "Risk Factors-- Implementation of Growth Strategy" and "Business--Business Strategy."



RESULTS OF OPERATIONS

  The following table sets forth selected items in the Company's consolidated statements of operations as a percentage of net sales for the periods indicated.

                                                                 SIX MONTHS
                                   YEAR ENDED JANUARY 31,      ENDED JULY 31,
                                   --------------------------  ----------------
                                    1993      1994     1995     1994     1995
Net sales........................    100.0%    100.0%   100.0%   100.0%   100.0%
Cost of sales....................     78.6      76.3     77.2     76.4     76.2
                                   -------   -------  -------  -------  -------
  Gross profit...................     21.4      23.7     22.8     23.6     23.8
Selling, general and
 administrative expenses.........     16.6      14.2     12.4     12.6     11.8
Research and development
 expenses........................      1.6       1.7      2.7      2.6      2.5
Restructuring charges............      2.3       --       --       --       --
                                   -------   -------  -------  -------  -------
  Operating income...............      0.9       7.8      7.7      8.4      9.5
Interest expense, net............      0.8       0.6      0.6      0.7      0.4
Other expense, net...............      0.4       0.5      0.1      0.3      0.2
                                   -------   -------  -------  -------  -------
Income (loss) before income taxes
 and cumulative effect of change
 in accounting principle.........     (0.3)      6.7      7.0      7.4      8.9
Provision for income taxes.......      0.2       2.7      2.3      2.8      3.1
                                   -------   -------  -------  -------  -------
Income (loss) before cumulative
 effect of change in accounting
 principle.......................     (0.5)      4.0      4.7      4.6      5.8
Cumulative effect of change in
 accounting principle............      0.8       --       --       --       --
                                   -------   -------  -------  -------  -------
  Net income (loss)..............     (1.3)%     4.0%     4.7%     4.6%     5.8%
                                   =======   =======  =======  =======  =======

 SIX MONTHS ENDED JULY 31, 1995 COMPARED TO SIX MONTHS ENDED JULY 31, 1994

  Net sales for the six months ended July 31, 1995 increased $31,895,000 or 35.3%, compared to the equivalent prior year period. Sales recorded by IPS (purchased as of March 29, 1994) and sales of the switching power supply division of Basler Electric Company ("Basler") (purchased as of January 24,
1995) accounted for 43.5% of the increase. In addition, sales of reserve power products increased 24.6% for the six months ended July 31, 1995 as compared to the six months ended July 31, 1994 due to increases in telecommunications, control, uninterruptible power supplies and sales to AT&T. Motive power sales were up 20.9% for the six months ended July 31, 1995 as compared to the six months ended July 31, 1994 due to higher volume and prices.

  Gross profit increased $7,778,000 or 36.5% for the six months ended July 31, 1995 compared to the six months ended July 31, 1994. Gross margin increased to 23.8% for the six months ended July 31, 1995 compared to 23.6% for the six months ended July 31, 1994, primarily as a result of higher sales volumes and continued improvements in operating efficiencies partially offset by higher material costs.

  For the six months ended July 31, 1995 compared to the six months ended July 31, 1994, selling, general and administrative expenses ("SG&A") increased $3,007,000 or 26.3% due to the IPS Acquisition, higher commission and sales expense due to volume increases in the reserve and motive power businesses and costs associated with the Company's program to maximize shareholder value. See "Business--Introduction."

  Research and development expenses increased $715,000 or 30.8% for the six months ended July 31, 1995 as compared to the six months ended July 31, 1994, primarily due to the IPS Acquisition.

  Interest expense, net, decreased $65,000 or 11.0% for the six months ended July 31, 1995 as compared to the same period in the previous fiscal year due to lower debt balances, partially offset by higher effective rates.

  Other expense, net, decreased $39,000 or 13.3% for the first six months of fiscal 1995 as compared to the first six months of fiscal 1994 due to a foreign exchange gain in the current half year versus an exchange loss in the prior half year, coupled with higher non-operating income.

  As a result of the above, income before income taxes increased by 62.4% for the first six months of fiscal 1995 as compared to the same period in the previous fiscal year. Net income for the first six months of fiscal 1995 rose 70.1% from the same period in the previous fiscal year to $7,105,000 or $1.11 per share.

  The effective tax rate decreased to 34.5% from 37.4% for the first six months of fiscal 1995 as compared to the first six months of fiscal 1994 due to a reduction in the valuation allowance related to the revaluation of the realization of the stock option compensation deferred tax asset due to increases in the price of the Common Stock.

 FISCAL YEAR ENDED JANUARY 31, 1995 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
1994

  Sales for fiscal 1995 increased 23.5% to $200,009,000 from $162,005,000 in fiscal 1994. Sales of reserve power systems increased 2.7% over fiscal 1994 resulting almost exclusively from higher unit volumes, as unit prices decreased slightly versus fiscal 1994. Unit growth in the reserve power business emanated from several factors. The telecommunications industry as a whole continued to grow, and the Company successfully increased its penetration of this industry resulting in sales growth to this sector in excess of the sector's overall growth. Sales of the Liberty 2000 (TM) series almost doubled as compared to fiscal 1994. The Company's sales growth was in part offset by two factors which reduced sales by approximately $13,000,000: the completion of the Puerto Rico Electric Power Authority ("PREPA") project in fiscal 1994 and significant reduction in Round Cell sales to AT&T (the Company expects Round Cell sales will continue to diminish in significance as its business grows over time). Adjusting for these two factors, the Company's standby power sales grew approximately 19.1% during fiscal 1995 over fiscal 1994. Motive power sales of both batteries and chargers increased 16.7% to $66,372,000 in fiscal 1995 from $56,866,000 in fiscal 1994 with higher unit volumes more than offsetting lower prices, as customers' motive power needs increased due to overall economic growth in this sector. In addition, sales in fiscal 1995 increased over fiscal 1994 as a result of the IPS Acquisition, which increased sales $25,709,000 over the previous year.

  Gross profit for fiscal 1995 increased $7,100,000 to $45,545,000 from $38,445,000 in fiscal 1994, with a gross margin of 22.8%, down from 23.7% in the prior year. Gross profit increases were due primarily to the aforementioned sales increases. The reduction in gross margin results in part from (i) the IPS Acquisition and the related integration expenses, (ii) overhead absorption and volume-related issues emanating from the aforementioned reduction in Round Cell sales to AT&T and (iii) fluctuations in the Company's product mix. Gross margins were negatively impacted in the latter part of fiscal 1995 by the overall rise in material prices. This resulted in the Company instituting price increases in the third and fourth quarters of fiscal 1995.

  SG&A increased $1,675,000 to $24,796,000 in fiscal 1995 from $23,121,000 in fiscal 1994. SG&A expenses as a percentage of sales declined to 12.4% in fiscal 1995 from 14.2% in fiscal 1994. Selling expense as a percentage of sales was 10.4% in fiscal 1995, as compared to 11.3% in fiscal 1994. This reduction was due in part to the lower commission structure attributable to IPS sales and to the operating leverage attributable to the increased direct sales generated by the Company's captive sales personnel (versus commission sales by the independent manufacturer representatives). General and administrative expenses were down 17.1% primarily due to (i) lower compensation expense related to a change in the structure of the Company's stock option plan and (ii) a reduction in other outside service expenses.

  Research and development expenses increased $2,538,000 to $5,284,000 in fiscal 1995, as compared to fiscal 1994, due primarily to expenditures at IPS.

  Operating income increased 23.0% to $15,465,000 in fiscal 1995 from $12,578,000 in fiscal 1994 as a result of the aggregate of the aforementioned factors.

  Interest expense, net, increased 21.8% to $1,222,000 during fiscal 1995 as compared to fiscal 1994 due to higher effective interest rates.

  Other expense, net, decreased 61.7% to $310,000 during fiscal 1995 as compared to fiscal 1994 due to lower financial services cost, lower foreign exchange expense and higher miscellaneous nonoperating income.

  Income tax expense increased $197,000 during fiscal 1995 as compared to fiscal 1994 due to higher operating income partially offset by a decrease in the deferred tax valuation allowance. This decrease relates to the revaluation of the realization of deferred tax assets due to changes in state tax laws and the stock option compensation deferred tax asset due to increases in the price of the Common Stock.

  Net income increased $2,970,000 during fiscal 1995 as compared to fiscal 1994 due primarily to the increase in operating income and the acquisition of IPS.

 FISCAL YEAR ENDED JANUARY 31, 1994 COMPARED TO FISCAL YEAR ENDED JANUARY 31,
1993

  Sales for fiscal 1994 increased 20.8% to $162,005,000 as compared to fiscal 1993. The higher sales were principally due to a higher volume of reserve power products resulting from: (i) a full year's sales from the 1993 fourth quarter Ratelco, Inc. ("Ratelco") acquisition; (ii) higher demand for the Round Cell from AT&T; (iii) completion of the PREPA project; and (iv) an overall increase in demand for the Company's other reserve power products. Motive power sales were flat with higher charger and battery sales virtually offset by lower parts sales.

  Gross profit increased by 34.1% to $38,445,000 during fiscal 1994 as compared to fiscal 1993 while gross margin increased from 21.4% to 23.7% with respect to the same periods. Lower labor and overhead costs as a percentage of sales resulting from efficiencies from capital expenditures, cost control programs and higher volumes more than offset higher depreciation costs.

  SG&A expenses rose 4.2% to $23,121,000 during fiscal 1994 as compared to fiscal 1993. Selling expenses rose 5.7% during fiscal 1994 as compared to fiscal 1993 resulting from a full year's operations expenses for a new branch office in California and Ratelco, both of which began occurring in the latter half of fiscal 1993. General and administrative expenses were virtually equal with higher bonus accruals offsetting lower outside services costs.

  Research and development expenses rose 27.1% during fiscal 1994 as compared to fiscal 1993 to $2,746,000 due to the recognition of a full year's expenses resulting from Ratelco operations.

  Operating income increased significantly to $12,578,000 for fiscal 1994 as a result of higher sales, higher gross margins, lower operating expenses as a percentage of sales and the lack of a restructuring charge taken in the prior year.

  Interest expense, net, was flat with lower debt levels and rates offset by lower interest income and capitalized interest.

  Other expense, net, rose 55.0% during fiscal 1994 as compared to fiscal 1993, due to higher foreign exchange expense.

  Income tax expense increased $4,040,000 in fiscal 1994 as compared to fiscal 1993 due to the increase in operating income.

  Net income increased $8,118,000 in fiscal 1994 as compared to fiscal 1993 due primarily to the increase in operating income. Fiscal 1993 results were adversely affected by the cumulative effect of the change in accounting principle (Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions") of $1,074,000 in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash flows provided by operating activities for the six month period ended July 31, 1995 increased to $5,936,000 compared to the $2,294,000 net cash flows provided by operating activities for the comparable prior year period. This increase was primarily due to higher current half year net income, higher payables supporting higher inventory, the absence of a temporary deterioration of receivables of the power supply business that occurred in the comparable prior half year and timing of required tax payments, offset by higher current year receivables and inventories supporting current year higher sales volumes.

  Net cash used by investing activities for the six month period ended July 31, 1995 consisted of $3,430,000 for acquisitions of property, plant and equipment, a decrease of $5,773,000 from the comparable prior half year which included comparable property, plant and equipment acquisitions and the consummation of the IPS Acquisition.

  Net cash used by financing activities for the six month period ended July 31, 1995 was $2,664,000 primarily related to the paydown of debt, compared to net cash provided by financing activities of $9,026,000 in the comparable prior half year. The net cash provided in the prior half year occurred primarily as a result of additional borrowings incurred for the funding of the acquisition referred to above.

  The Company had $15,630,000 of debt outstanding as of July 31, 1995, and as of such date the Company's availability under its credit facility was $39,892,000. The Company expects its availability under its credit facility to be sufficient to meet the Company's ongoing cash needs for the foreseeable future for working capital requirements, debt service, capital expenditures and possible strategic acquisitions. Capital expenditures in the first half of fiscal 1996 were incurred primarily to fund new product development, capacity expansion, a continuing series of cost reduction programs, normal maintenance capital and regulatory compliance. Capital expenditures in fiscal 1996 are expected to be approximately $10,500,000 for similar purposes, excluding strategic acquisitions.

RAW MATERIAL PRICING AND PRODUCTIVITY

  Lead, steel and electronic components are the major raw materials used in the manufacture of the Company's products and, accordingly, represent a significant portion of the Company's materials costs. For fiscal 1993, 1994 and 1995, North American producer prices of lead averaged $0.35, $0.32 and $0.38/lb., respectively. Beginning in fiscal 1995, the price of lead began to rise and currently is at approximately $0.42/lb. See "Risk Factors--Materials Costs; Pricing Pressures."

  The Company has undertaken a long-term cost containment program to maximize manufacturing efficiency and continues as a matter of course to allocate a significant amount of its normal annual capital expenditures to cost containment and productivity improvement projects.

INFLATION

  The Company's costs of manufacturing materials and labor and most other operating costs are affected by inflationary pressures. The Company's ability to pass along inflationary cost increases through higher prices may be limited during periods of stable or declining lead prices because of industry pricing practices that tend to link product prices and lead prices. In the third and fourth quarter of fiscal 1995, the Company increased prices across all its product lines to deal with the significant rise in lead costs. The Company believes that, over recent years, it generally has been able to offset inflationary cost increases by effective raw materials purchasing programs, price increases of its products, increases in labor productivity and improvements in overall manufacturing efficiency. See "Risk Factors--Materials Costs; Pricing Pressures."

                                   BUSINESS

INTRODUCTION

  Charter Power is a leading North American producer of integrated reserve power systems for telecommunications, electronic information and industrial applications. The Company is also a leading producer of embedded high frequency switching power supplies for use in telecommunications equipment, advanced office electronics and sophisticated computer systems and of motive power systems for electric industrial vehicles. The Company's sales to the telecommunications industry grew by 35.5% in the first six months of fiscal 1996 (as compared to the prior year period) and currently represent approximately 40% of total sales.

  In fiscal 1993, the Company's new Chief Executive Officer and his management team began a series of comprehensive initiatives to respond to changes in the Company's markets, to diversify the Company's product offerings and customer base and to increase sales and profitability. These initiatives included emphasizing product development and quality, reducing costs, streamlining manufacturing and improving marketing of the Company's products. In addition, Charter Power completed several strategic acquisitions of complementary electronics businesses in order to further expand its positions in markets with high growth potential.

  Since management embarked on these strategic initiatives, sales have increased from $134.1 million in fiscal 1993 to $200.0 million in fiscal 1995, a CAGR of 22.1%. In addition, operating income (excluding restructuring charges) increased from $4.3 million in fiscal 1993 to $15.5 million in fiscal 1995, a CAGR of 88.9%, and net income increased from a net loss of $1.7 million in fiscal 1993 to net income of $9.4 million in fiscal 1995. For the six months ended July 31, 1995, sales, operating income and net income increased 35.3%, 53.8% and 70.1%, respectively, as compared to the six months ended July 31, 1994.

  The Company has been actively seeking and completing strategic acquisitions of complementary businesses for several years. In October 1992, it acquired the manufacturing division of Ratelco, a producer of power electronics equipment used primarily to rectify and convert AC to DC power in switching systems for telephone companies. In March 1994, the Company acquired ITT Corporation's custom power supply business, which produces custom-designed high frequency switching power supplies used in telecommunications applications and office electronics applications such as advanced copiers, computers and workstations. In January 1995, the Company acquired the standard and modified standard power supply business of Basler, which produces power supplies for office equipment and telecommunications applications. The Company has consolidated its power supply businesses into a wholly-owned subsidiary, IPS.

  In response to the continuing growth in the Company's sales and operating income, the Company retained Donaldson, Lufkin & Jenrette Securities Corporation in January 1995 to assist it in exploring strategic alternatives to maximize stockholder value, including the possible sale of the Company, a merger or other form of business combination. In July 1995, after a thorough exploration in which the Board of Directors determined that no proposals were received that properly reflected the Company's inherent value and long-term potential, the Board authorized a stock buy-back program. The program permits the buy-back of up to 600,000 shares of Common Stock in the open market, including block transactions, as market conditions warranted, or in privately negotiated transactions, at the discretion of the Company's management. The Company has purchased an aggregate of 52,000 shares under this program.

  In September 1995, the Company's application to include the Common Stock for trading in The Nasdaq National Market was approved. The Company expects that the Common Stock will begin trading in The Nasdaq National Market simultaneously with the completion of the Offerings. In that regard, the Company has begun the process of delisting the Common Stock from the AMEX. The move was prompted by a perception that the multiple market maker system employed by The Nasdaq National Market would increase the visibility and liquidity of the Common Stock. In addition, the Company believed that, given the increasing focus of the Company's business on telecommunications reserve power systems and power electronics, The Nasdaq National Market provided a more comparable peer group than the AMEX.

BUSINESS STRATEGY

  Prior to fiscal 1993, Charter Power and its predecessors had focused primarily on battery sales for motive and reserve power applications, with a significant amount of its reserve power sales attributable to sales of Round Cell and other batteries to AT&T. Beginning in the fourth quarter of fiscal 1993, a management team led by the new Chief Executive Officer, Alfred Weber, began a series of comprehensive initiatives to respond to changes in the Company's markets, to diversify the Company's product offerings and customer base and to increase sales and profitability. The Company's current business strategy is to:

  . Further capitalize on growth opportunities in the telecommunications industry as well as other electronics information industries including office automation, advanced office electronics and sophisticated computer systems and networks. The Company believes that the continuing growth of the number and types of telecommunications systems, including cellular, paging and PCS, will expand the Company's sales and customer base. The Company expects the greatest growth in its net sales to come from integrated reserve power systems and power electronics for telecommunications applications. See "--Products and Customers."

  . Continue to focus engineering and manufacturing resources on new product development. During the last four years, the Company has introduced 12 new products in lines other than power supplies, including its technologically advanced Liberty 2000 (TM) Series of valve regulated batteries. See "--Technology and Engineering" and "--Manufacturing and Raw Materials."

  . Focus on selected strategic acquisitions to expand the Company's presence in power electronics primarily for telecommunications applications and its position in embedded high frequency switching power supplies. The Company believes expansion in these product areas capitalizes on the Company's core competencies of engineering and manufacturing electronic power systems. Since fiscal 1992, the Company has completed three strategic acquisitions of complementary businesses: Ratelco, Basler and the IPS Acquisition. See "-- Introduction."

  . Expand and streamline manufacturing operations as demand for the Company's products continues to increase. The Company estimates that it will spend approximately $10.5 million for plant expansion and other capital expenditures during fiscal 1996. In order to reduce costs and improve manufacturing efficiency, the Company has also consolidated operations at several facilities and sold its Canadian plant. See "-- Manufacturing and Raw Materials."

  . Target the development of international telecommunications customers. The
    Company is seeking to expand its international sales and has relationships with sales representatives in Malaysia, China, the Philippines, the Middle East and most of Central and South America, including Mexico and Brazil. See "--Sales, Installation and Servicing."

PRODUCTS AND CUSTOMERS

  The Company manufactures and markets products in three general categories:
(i) integrated reserve power systems and components for telecommunications, UPS and electric utility and industrial control applications; (ii) custom, standard and modified standard embedded high frequency switching power supplies; and (iii) motive power systems. The Company continually develops new products and seeks to improve technologies in all areas. The Company intends to continue to focus on effecting and integrating strategic acquisitions of complementary businesses to further broaden its product offerings and enhance its position in the marketplace. See "--Business Strategy."

  The Company's sales to telecommunications operating companies, including AT&T, RBOCs and cellular telephone companies, and to OEMs that produce products for the telecommunications industry, such as PBX systems, grew by 35.5% in the first six months of fiscal 1996 (as compared to the prior year period) and currently represent approximately 40% of total sales. Other customers include, among others, OEMs of large UPSs (primarily for office electronics and information systems), OEMs of advanced office automation equipment and sophisticated computers, utilities, the federal government and general industrial companies. The Company believes that it has a competitive advantage in serving the needs of the telecommunications, advanced office equipment and certain other industries as a result of its ability to design and manufacture technically sophisticated products, its long-standing customer relationships, its reputation for high quality products and its commitment to customer service. See "--Business Strategy."

  As the Company's sales have increased, sales to AT&T have declined as a percentage of the Company's overall business. Sales of all products to AT&T accounted for approximately 9.9% of the Company's sales in fiscal 1995, down from 13.8% in fiscal 1994 and 11.0% in fiscal 1993.

 RESERVE POWER SYSTEMS

  Charter Power is a leading producer of fully integrated reserve power systems, which monitor and regulate electric power flow and provide backup power in the event of a primary power loss or interruption. The Company also produces the individual components of these systems, including power rectifiers, system monitors, power boards, chargers and reserve batteries.

  The Company manufactures and markets a wide range of power electronics to meet the needs of its customers. The Company's power electronics products consist principally of power rectifiers and power control, distribution and monitoring equipment. The Company's power rectifiers convert or "rectify" external AC power into DC power at the required level and quality of voltage and apply the DC power to constantly charge the reserve battery and operate the user's equipment. For installations with end applications that require varied power levels, the Company's power control and distribution equipment distributes the rectified power at the appropriate power level for each of the applications.

  The Company manufactures lead acid batteries for use in reserve power systems. These batteries are sold in a wide range of sizes and configurations in two broad categories: flooded and valve-regulated. Flooded batteries require periodic watering and maintenance. Valve-regulated batteries require less maintenance and are often smaller. Customer demand for valve-regulated batteries has increased over the past several years and the Company expects this trend to continue. Sales of the Company's Liberty 1000(TM) and Liberty 2000(TM) valve-regulated batteries increased, in the aggregate, by approximately 80% in fiscal 1995 as compared to fiscal 1994.

  Telecommunications. The Company's major telecommunications customers include national long distance companies, RBOCs, cellular system operators, paging systems and PBX telephoning locations using fiber optic cable, microwave transmission or traditional copper-wired systems. Most of the products offered by the Company to this growing industry meet or exceed AT&T's Bellcore(TM) standards and other international quality and performance standards.

  The Company has introduced several new modular power plants, which are a type of integrated reserve power system, within the last twelve months. The Company believes that these power plants are among the most advanced available and that they will enable the Company to expand its position as one of the key sources of reserve power plants for the telecommunications industry. These products, which are referred to as the Liberty AGM(TM) Series Power Plant and the Liberty ACM(TM) Series Power Plant, integrate advanced rectifiers with high output valve-regulated batteries. The Company believes these products place it at the forefront of reserve power technology.

  One of the Company's historically important telecommunications products has been the Round Cell reserve power battery, a flooded product which was originally designed and patented by the Bell Laboratories of AT&T for use in AT&T's own facilities and customer installations. The Company or its predecessor has manufactured Round Cells for AT&T since 1972 and has been the exclusive manufacturer since 1982.

  As a result of the strategic initiatives implemented since fiscal 1993, the Company believes that it is well- positioned to benefit from the expected strong growth in the end markets for its products, especially in the telecommunications sector. The market for telecommunications services has grown significantly during the past decade and is expected to continue to grow as cellular, PCS, paging, specialized mobile radio and other new and emerging technologies become increasingly accessible and affordable to a growing number of consumers. This growth has required, and the Company believes will continue to require, substantial investment by service providers in infrastructure equipment such as the Company's telecommunications products. See "Risk Factors--Telecommunications Industry and Growth of the Company."

  Uninterruptible Power Supply. The Company produces batteries for UPS systems, which provide instant battery backup in the event of primary power loss or interruption on sensitive equipment, thereby permitting an orderly shutdown of the equipment or continued operation until the primary source comes back on line. Large UPSs are used principally for mainframe computers, minicomputers, networks, workstations and computer-controlled equipment. The Company also produces batteries for submarine and missile support systems.

  Equipment for Electric Utilities and Industrial Control Applications. The Company produces rectifiers and batteries used in reserve power systems for switchgear and instrumentation control systems used in electric utilities and industrial control applications. These power systems enable fossil fuel, hydro and nuclear power generating stations, switching substations and industrial control facilities to be shut down in an orderly fashion during emergencies or power failures by providing auxiliary power. The Company is a leading supplier in this industry with specialized products such as the LCR(TM) battery and ARR(TM) rectifiers.

 EMBEDDED HIGH FREQUENCY SWITCHING POWER SUPPLIES

  The Company, through its IPS subsidiary, designs, manufactures and distributes custom, standard and modified standard electronic power supply systems built for large OEMs of telecommunications equipment, office products, computers and workstations. In addition, the Company manufactures power supplies for reserve power applications that are sold under the "Ratelco" brand name.

  IPS's power supply systems incorporate advanced technology and are designed for dependable operation of the host equipment. The Company's IPS products include AC-to-DC power supplies, DC-to-DC converters and high voltage power supplies for use in a large number of industrial applications, with outputs ranging from several watts to several kilowatts. AC-to-DC power supplies convert alternating current, the form in which virtually all power is delivered by electric utilities to end users, into precisely controlled direct current of the constant voltage required by sensitive electronic applications. DC-to-DC converters convert one constant voltage into another constant voltage. DC-to-DC converters are widely used in distributed power systems where power is delivered within the equipment at a high voltage and is converted to a lower voltage to permit the operation of microelectronics components such as microprocessors and analog to digital converters.

  In the telecommunications industry, the Company's power supplies are broadly used in PBX equipment. In the office electronics industry, advanced copying systems with fully automated computer-controlled imaging, printing, collating and binding capabilities incorporate IPS's power supplies. The Company also produces power supplies for workstations and other sophisticated computers.

  The Company operates in what it believes to be a large but highly fragmented power supplies market. The Company's customers for its embedded high frequency switching power supplies consist primarily of large OEMs (many of which are Fortune 50 companies). The Company is seeking to expand its sales to these and other OEMs through the development of advanced technology products, aggressive marketing and the strategic acquisition of other businesses. See "--Business Strategy."

 MOTIVE POWER SYSTEMS

  The Company produces complete systems and individual components (including power electronics and batteries) to power, monitor, charge and test the batteries used in electric industrial vehicles, including fork-lift trucks, automated guided vehicles and airline ground support equipment. The Company's customers include end users and dealers of fork-lift trucks and other materials handling vehicles and, to a lesser extent, OEMs. The Company believes that it is one of the largest suppliers to the North American industrial motive power market. The Company's motive power products are sold under the "C&D Motive Power Systems" name.

  The Company offers three primary lines of motive power systems targeted at different niches: the C Line, for general materials handling applications; the Suprema Line, which is designed for narrow aisle, high lift warehousing where battery size is restricted and energy demands are high; and the Mitron(TM) Line, which is a general purpose, price competitive motive power product. In addition, in 1994, the Company introduced the

SmartBattery(TM), a microprocessor-based module for monitoring usage, charge levels and discharge cycles that is integrated into a motive power battery to extend its life cycle.

  The Company believes that its motive power systems products are well-regarded in the industry for their high quality. For example, Chrysler Corporation presented its Q Excellence Award to the Company in 1993 and again in 1994. In addition, the Company's SmartBattery(TM) won Plant Engineering magazine's Gold Award in the electrical power category as the most innovative and useful product introduced in 1994, and the readers of that magazine voted the SmartBattery(TM) a winner in the 1994 Plant Engineering product-of-the-year award competition.

SALES, INSTALLATION AND SERVICING

  The sales, installation and servicing of the Company's power systems products are performed through a network of 45 independent manufacturer representatives located throughout the United States and Canada, who average 25 years of affiliation with the Company. The Company's IPS products are represented by a different network of 25 independent manufacturer representatives. Each independent manufacturer representative operates under a contract with the Company providing for compensation on a commission basis. The Company believes that by utilizing independent manufacturer representatives to sell its products, it avoids many of the fixed costs associated with a large internal sales force while benefitting from a customer-oriented entrepreneurial sales and service network.

  In addition to the network of independent manufacturer representatives, the Company maintains an internal sales force consisting primarily of regional sales managers and product/market specialists. The regional managers are each responsible for managing a number of independent manufacturer's representatives and for developing longer-term supplier relationships with large OEMs and national accounts. The Company's internal sales staff services certain large customers directly.

  Charter Power also maintains an internal marketing department. This department manages the development of new products from the initial concept definition and management approval stage through the engineering, production and sales processes. This department also is responsible for applications engineering and technical training of sales representatives. In addition, the marketing department develops an annual advertising plan that includes a broad variety of media such as literature, magazines, video and audio tapes and computer software.

  The Company maintains branch sales offices in the United States and Canada with the support of the Company's headquarters and service personnel and has relationships with sales representatives in Malaysia, China, the Philippines, the Middle East and most of Central and South America, including Mexico and Brazil. See "--Business Strategy."

TECHNOLOGY AND ENGINEERING

  The Company employs approximately 110 persons to perform technology and engineering functions. These scientists and engineers operate from laboratory facilities in Conshohocken, Pennsylvania, Seattle, Washington and Tucson, Arizona and in lesser numbers at the Company's production plants. Their focus is on the development of new and custom products, the ongoing development and improvement of existing products, sustaining engineering, production engineering (including quality testing) and the evaluation of competitive products. Approximately 40 persons in Tucson design power supplies to specifications provided by individual customers.

  The Company's research and development facilities feature advanced computer-aided design and testing equipment, including x-ray and scanning electron microscope equipment for detecting latent flaws which might cause premature failure in a product. Technology and engineering personnel coordinate all activities closely with operations, sales and marketing areas in order to better meet the needs of customers.

  During the last four years, the Company has introduced 12 new products in lines other than power supplies. In addition, within the last year, IPS has developed two new modified standard power supply product lines. See "-- Business Strategy."

INTELLECTUAL PROPERTY

  The Company applies, as appropriate, for patents on new inventions and designs. While the Company believes that its patents are important to its business operations, it does not believe that the loss of any single or several patents would have a material adverse effect on the Company.

  Throughout its 80 year history, the Company and its predecessors have established what the Company believes to be excellent name recognition and substantial brand equity. The Company regards its trademark "C&D(R)" as being of substantial value in the marketing of its products. The Company's other trademarks include Ratelco(TM) and Liberty Series(R).

MANUFACTURING AND RAW MATERIALS

  The Company produces its products at seven plants in the United States. In addition, when the Company consummated the IPS Acquisition in fiscal 1995, it entered into an agreement pursuant to which a third party "shelter company" provides to IPS the Nogales, Mexico facility and employs Mexican staff and labor to assemble IPS's products.

  Since fiscal 1991, the Company has been expanding manufacturing operations as demand for the Company's telecommunications products has continued to increase. The Company estimates that it will spend approximately $10.5 million for plant expansion and other capital expenditures in fiscal 1996. In order to reduce costs and improve manufacturing efficiency, the Company has also consolidated operations at several facilities and sold its Canadian plant. See "--Business Strategy."

  The Company maintains an extensive quality control program. Each manufacturing facility has a process engineer and a quality assurance manager who report directly to headquarters. The Company also makes use of Statistical Quality Control and Total Quality Management methods. The Company is ISO 9001 certified at its headquarters facility and its Nogales and Tucson facilities. The certification process is continuing at the Company's other facilities. Electrical test work in several product lines is made in accordance with AT&T's Bellcore(TM) standards and several international standards, supporting domestic and international sales activities. The Company regards its quality control program and compliance with these third-party design and manufacturing standards and the resulting certifications as being of substantial value in the marketing of its products.

  The principal raw materials used in the manufacture of the Company's products include lead, steel, copper, plastics and electronic components, all of which are generally available from multiple suppliers. Other than the required use of two suppliers of lead for the production of Round Cell batteries for AT&T, the Company uses a number of suppliers to satisfy its raw materials needs. Whenever possible, the Company enters into annual supply contracts with negotiated price caps in order to better manage and anticipate its costs. The Company does not speculate on raw materials prices through the use of derivative securities. See "Risk Factors--Materials Costs; Pricing Pressures" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Raw Material Pricing and Productivity."

  Approximately 90% of the materials that comprise the Company's battery products are recyclable, including lead and plastic. The Company has instituted a recycling program to encourage its customers to recycle its products, which the Company believes will reduce the Company's environmental risks. Used batteries are recycled (at no cost to the Company) by an independent third party that the Company periodically monitors for compliance with environmental laws.

COMPETITION

  The Company competes with respect to all of its products on the basis of reputation, product quality and reliability, service capability and technology. The Company also competes on the basis of price and its relationships with large customers.

  The Company is a leading North American producer of integrated reserve power systems and power electronics equipment and believes that it is one of the four largest producers of reserve power systems in North America. In motive power, Charter Power believes that one competitor, Yuasa Exide, Inc., has significantly higher sales than the Company, but that the Company remains one of the four largest suppliers to the North American industrial motive power market. With respect to power supplies, the Company believes that it is one of the largest competitors in this fragmented industry.

  In addition, the Company believes that it has certain competitive advantages in specific product lines. In reserve power systems, Charter Power believes that it is the only major North American company that manufactures complete, integrated reserve power systems consisting of both electronics and batteries, its major competitors manufacturing either electronics or batteries, but not both. In motive power, all of the Company's major competitors supply integrated power systems, but only the Company and one competitor manufacture both electronics and batteries. For both reserve and motive power systems, Charter Power believes that the ability to provide a single source for design, engineering, manufacturing and service is an important element in its competitive position.

  When lead prices rise, certain of the Company's competitors that own smelting operations may have lower lead costs than the Company. However, when lead prices decline, the high fixed costs associated with these operations may provide the Company with a cost advantage. See "Risk Factors--Materials Costs; Pricing Pressures."

EMPLOYEES

  As of July 31, 1995, the Company had 1,453 full time employees. Of these, 1,193 were employed in manufacturing and 260 were employed in field sales, technical roles, manufacturing support, sales support, marketing and administrative activities.

  The Company operates a facility in Nogales, Mexico through a "shelter company" arrangement under which all labor is performed by employees of a third party contractor. See "--Manufacturing and Raw Materials." This facility employs approximately 380 workers in Mexico. These workers are not included as Company employees.

  The Company believes its relationship with its employees is satisfactory. Of its full-time employees, 1,010 employees are not represented by a union, while 443 other workers are represented by three different unions--the United Auto Workers, the Grain Millers Union, and the International Union of Electronic, Electrical, Salaried Machine Workers--under collective bargaining agreements expiring March 1, 1996, October 1, 1996 and September 15, 1999, respectively.

ENVIRONMENTAL REGULATION

  The Company's operations are subject to extensive and evolving environmental laws and regulations regarding the clean-up and protection of the environment and worker health and safety. These laws and regulations include requirements relating to the handling, storage, use and disposal of hazardous materials and solid wastes, recordkeeping and periodic reporting to governmental entities regarding the use of hazardous substances and disposal of hazardous wastes, monitoring and permitting of air and water emissions and monitoring and protecting workers from exposure to hazardous substances, including lead used in the Company's manufacturing processes.

  The Company operates under what it believes is a comprehensive environmental, health and safety compliance program, which is headed by an environmental director and staffed with trained environmental professionals. As part of its program, the Company has prepared written environmental and health and safety practice manuals, conducts regular employee training seminars, undertakes internal and external audits of its operations and environmental and health and safety programs and practices and engages in sampling and monitoring of employee air, blood lead levels and other chemical exposures. In addition, the Company also has installed certain pollution abatement equipment to minimize or reduce emissions of regulated pollutants into the environment and monitors and seeks to resolve potential environmental liabilities that result from or may arise from current and historic hazardous materials handling and waste disposal practices. The Company has instituted a hazardous materials recapture and recycling program at each of its facilities and for its customers. See "--Manufacturing and Raw Materials."

  While the Company believes that it is in material compliance with the applicable environmental requirements, it has received, and in the future may receive, citations and notices from governmental regulatory authorities that certain of its operations are not in compliance with its permits or applicable environmental requirements. Occasionally the Company is required to pay a penalty or fine, to install control technology or to make equipment or process changes (or a combination thereof) as a result of the non-compliance or changing regulatory requirements. When the Company receives a notice of a non-compliance, it regularly undertakes to achieve compliance and works with the authorities to resolve satisfactorily the issues raised. The associated costs have not had a material effect on the Company's business, financial condition or results of operations.

  Notwithstanding the Company's efforts to maintain compliance with applicable environmental requirements, if damage to persons or the environment arises from hazardous substances used, generated or disposed of in the conduct of the Company's business (or that of its predecessors to the extent the Company is not indemnified therefor), the Company may be held liable for the damage and for the costs of the environmental investigation and remediation, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors--Environmental Regulation."

  In view of the potential financial effect such environmental liabilities could have, when the Company acquired the assets of its predecessor from Allied in January 1986, it secured an obligation from Allied to indemnify the Company from undisclosed environmental liabilities resulting from conditions existing as of the closing date. With the exception of four sites disclosed by Allied at the time of the acquisition, Allied has accepted indemnification responsibility for the Company's potential liabilities at those third party owned or operated sites with respect to which the Company has been named as a potentially responsible party by the United States Environmental Protection Agency or state environmental agencies under the federal Superfund law or comparable state environmental laws.

  With respect to the four sites not being covered by the Allied indemnity, based upon the most currently available information, the Company believes that its share of liability at these sites will not have a material adverse effect on the Company's business, financial condition or results of operations. Moreover, the Company has accrued reserves for these and other immaterial potential environmental liabilities on its consolidated financial statements and periodically reevaluates the reserved amounts for these liabilities in view of the most current information available to it.

  The Company also is aware of the existence of potential contamination at two of its properties which may require expenditures for further investigation and remediation. At the Company's Huguenot, New York facility, fluoride contamination in an active lagoon exceeding the state's groundwater standards, which existed prior to the Company's acquisition of the site, has resulted in the site being listed on the registry of inactive hazardous waste disposal sites maintained by the New York State Department of Environmental Conservation. The prior owner of the site, Avnet, Inc., has been requested by the state environmental agency to participate in the remedial investigation of the site and, thus, Avnet ultimately may bear some, as yet undetermined, share of the costs associated therewith.

  The Company's Conyers, Georgia facility was listed on the Georgia State Hazardous Sites Inventory. Soil at the site, which was likely contaminated from a leaking underground acid neutralization tank and possibly stormwater runoff, has been excavated and disposed of by the Company, and a hydrogeologic study was undertaken to assess the impact to groundwater. Although that study did not reveal any groundwater impact, the state environmental agency has requested further information and additional investigation or remediation may be necessary before the site may be removed from its Hazardous Sites Inventory.

  With respect to each of the properties described in the preceding two paragraphs, the Company has accrued a reserve on its consolidated financial statements for its estimate of the potential costs and liabilities associated with the potential contamination. The costs and potential liabilities for these matters, in the Company's opinion, are not likely to affect materially the Company's business, financial condition or results of operations.

LITIGATION

  The Company is not involved in any material litigation. See "--Environmental Regulation" for a description of certain administrative proceedings in which the Company is involved.

                                  MANAGEMENT

  The table below and the paragraphs that follow it present certain information concerning the current directors and principal executive officers of the Company. Directors are elected annually to serve until the next annual meeting of stockholders and until their successors have been elected. All of the current directors were elected in June 1995. Officers are elected by and serve at the discretion of the Board of Directors. There are no family relationships between any of the directors and executive officers of the Company.

   NAME                    AGE                     POSITION
   ----                    ---                     --------
George J. Sbordone........  75 Chairman of the Board
Alfred Weber..............  63 Director, President and Chief Executive Officer
George Branca.............  48 Vice President and General Manager--PowerCom
                               Division
A. Gordon Goodyear........  47 Vice President and General Manager--
                               International Power Systems, Inc.
Leslie S. Holden..........  58 Vice President--Technology
Apostolos Kambouroglou....  52 Vice President and General Manager--Motive Power
                               Systems Division
Stephen E. Markert, Jr....  44 Vice President--Finance, Treasurer and Chief
                               Financial Officer
Stephen J. Weglarz........  50 Vice President--Corporate Services and Corporate
                               Counsel
David Beretta.............  67 Director
A. Lawrence Fagan.........  66 Director
Glenn M. Feit.............  65 Director
Merril M. Halpern.........  61 Director
Jerome L. Katz............  61 Director
Warren A. Law.............  71 Director
Patricia R. Merrick.......  53 Director

  George J. Sbordone became Chairman of the Board of the Company in December 1992, having previously served as a director of the Company since February 1987. Since September 1991, Mr. Sbordone has also been the Chief Executive Officer of a number of holding companies (in each of which a Charterhouse affiliate is a significant investor) that own several subsidiaries engaged in the manufacture of electronic components used in avionics, radar and communication. From January 1990 to September 1991, Mr. Sbordone was a nonstockholding Principal of Charterhouse. Mr. Sbordone is also a director of Microwave Power Devices, Inc. ("MPD"), a manufacturer of power amplifiers and related subsystems for the wireless telecommunications market. Mr. Sbordone is a member of the Executive Committee. Mr. Sbordone has indicated that he will resign as Chairman of the Board upon consummation of the Offerings but will remain a director and member of the Executive Committee of the Board.

  Alfred Weber has been President since joining the Company in April 1989 and became Chief Executive Officer in December 1992. From 1964 to 1987, Mr. Weber held various managerial positions with Uniroyal, Inc. and its subsidiaries, rising to the position of President and Chief Executive Officer of Uniroyal Plastics Company, Inc. Mr. Weber is also a director of MPD and Battery Council International, a worldwide manufacturers' association. Mr. Weber is a member of the Executive Committee of the Board. Upon consummation of the Offerings, Mr. Weber will become Chairman of the Board.

  George Branca was appointed Vice President and General Manager--PowerCom Division in February 1995. He joined C&D Batteries, the predecessor of the Company, in 1978 as a manager of the quality assurance department, and subsequently held the positions of Director of Quality, Director of Sales, Director of Marketing, Vice President of Marketing and Vice President and General Manager--Motive Power Systems Division.

  A. Gordon Goodyear, Ph.D., was appointed Vice President and General Manager--International Power Systems, Inc. in April 1994. He joined the Company in March 1991 as Vice President and General Manager--Power Electronics. Prior to joining the Company, Dr. Goodyear was President of IRD Mechanalysis (Canada).

  Leslie S. Holden, F.R.I.C., Ph.D., has been Vice President--Technology of the Company since September 1989. Prior to September 1989, Dr. Holden was Director--Technology of Altus Corp., a manufacturer of sealed recombinant calcium lead acid batteries primarily for the uninterruptible power systems market.

  Apostolos Kambouroglou was appointed Vice President and General Manager-- Motive Power Systems in February 1995. He joined the Company in March 1991 as plant manager of the Conyers, Georgia plant, and subsequently held the positions of Senior Director--Standby Operations and Vice President-- Operations, C&D PowerCom. Prior to joining the Company, Mr. Kambouroglou was President of Enicon Engineered Containers, Inc. of Bristol, Indiana.

  Stephen E. Markert, Jr. was appointed Vice President and Chief Financial Officer in February 1995. He joined the Company in May 1989 as Corporate Controller. Prior to that time, Mr. Markert was a divisional controller of Decision Data Computer Corporation.

  Stephen J. Weglarz was appointed Vice President--Corporate Services and Corporate Counsel in August 1995. He joined the company in April 1990 as Manager of Human Resources/Labor Counsel and subsequently held the position of Internal General Counsel/Director of Labor Relations. Prior to joining the Company, Mr. Weglarz was a partner in the law firm of Pechner, Wolffe, Ronnick & Cabot.

  David Beretta became a director of the Company in May 1993. He has been a director and Vice Chairman of the Board of AMTROL Inc., a manufacturer of tanks for heating and well-water systems, since 1986 and in 1991 became its President and Chief Operating Officer. He is the former Chairman and Chief Executive Officer of Uniroyal, Inc. and has been the President of Executive Consulting, Inc. since 1982. Mr. Beretta was Executive-in-Residence and a member of the teaching staff at the Graduate School of Business at the University of Rhode Island from 1982 to 1990. Mr. Beretta is also a director of Purepac Pharmaceutical Inc., a manufacturer of pharmaceuticals. Mr. Beretta is a member of the Audit Committee of the Board.

  A. Lawrence Fagan has been a director of the Company since January 1986. He has been an executive officer of Charterhouse since July 1983, having been Senior Vice President from July 1983 to December 1984 and Executive Vice President since then. He is also a director of CableMaxx, Inc., a wireless cable operator, and MPD. Mr. Fagan has indicated that he will resign from the Board upon the consummation of the Offerings.

  Glenn M. Feit has been a director and the Secretary of the Company since January 1986. He is a member of the law firm of Proskauer Rose Goetz & Mendelsohn LLP, general counsel to the Company. Mr. Feit has been engaged in the practice of law in New York since 1957. Mr. Feit is a member of the Compensation Committee of the Board.

  Merril M. Halpern has been a director of the Company since August 1986 and was Chairman of the Board from August 1986 until February 1989. He has been an executive officer of Charterhouse since 1973, and currently serves as its Chairman and Co-Chief Executive Officer. Mr. Halpern also is a director of Dreyer's Grand Ice Cream, Inc. ("Dreyer's"), a manufacturer and distributor of ice cream products, Del Monte Corporation, a processor and marketer of canned foods and vegetables, Insignia Financial Group, Inc., a residential property management firm, and MPD. Mr. Halpern is a member of the Executive Committee and the Compensation Committee of the Board.

  Jerome L. Katz has been a director of the Company since August 1986. He has been an executive officer of Charterhouse since 1973 and currently serves as its President and Co-Chief Executive Officer. Mr. Katz also is a director of Cryenco Sciences, Inc., a manufacturer of sophisticated leak-tight container systems, and Dreyer's. Mr. Katz is a member of the Compensation Committee of the Board.

  Warren A. Law has been a director of the Company since February 1987. He is the Chairman of the Board of Mezzanine Capital Corporation. Mr. Law has been a Professor at the Harvard Business School since 1958 (through June 1991 in an active capacity) and currently is the Edmund Cogswell Converse Professor of Finance and Banking Emeritus. Mr. Law is also a director of MPD. Mr. Law is a member of the Audit Committee of the Board.

  Patricia R. Merrick has been a director of the Company since January 1986. She has been an executive officer of Charterhouse since 1977, having been Senior Vice President since May 1984. Ms. Merrick is a member of the Executive Committee of the Board. Ms. Merrick has indicated that she will resign from the Board upon consummation of the Offerings.

  The Board of Directors has established an Executive Committee, a Compensation Committee and an Audit Committee. The Executive Committee assists the Board in its responsibilities, the Compensation Committee reviews the compensation of executives (including awards pursuant to the Company's Incentive Compensation Plan) and administers the Company's Stock Option Plan, and the Audit Committee, which is comprised of directors who are not officers or employees of the Company, reviews the scope of the independent audit, the Company's year-end financial statements and such other matters relating to the Company's financial affairs as its members deem appropriate.

  Upon consummation of the Offerings, the Board of Directors will be reduced to seven members.

EXECUTIVE COMPENSATION

  The following table sets forth information concerning annual and long-term compensation paid by the Company for each of the last three fiscal years to its Chief Executive Officer and its five most highly compensated other executive officers as of January 31, 1995. The table excludes two former executive officers who received compensation and severance payments during the last fiscal year.

                                                                                  LONG-TERM
                                              ANNUAL COMPENSATION               COMPENSATION
                                 --------------------------------------------- ---------------
                                                                                 SECURITIES
                                                                                 UNDERLYING
   NAME AND PRINCIPAL     FISCAL                                OTHER ANNUAL   OPTIONS GRANTED      ALL OTHER
        POSITION           YEAR  SALARY ($) (1) BONUS ($) (2) COMPENSATION (3)       (#)       COMPENSATION ($) (4)
Alfred Weber............   1995     $344,194      $232,000            --           50,000            $  4,620
 President and             1994      339,799       162,500            --              --              217,213(5)
 Chief Executive Officer   1993      263,604           --             --           60,000               5,187
George Branca...........   1995      143,339        60,000            --           10,000               4,687
 Vice President and
 General                   1994      120,005        52,500        $28,750           5,000               4,530
 Manager--PowerCom
 Division                  1993      108,190        14,000            --           10,000               2,504
A. Gordon Goodyear......   1995      126,642        80,000            --            9,000              70,152(6)
 Vice President and
 General                   1994      100,004        42,000            --            5,000               4,169
 Manager--International
 Power                     1993       85,003         9,000            --            7,500               1,417
 Systems, Inc.
Leslie S. Holden........   1995      134,172        48,000                          8,000               4,637
 Vice President--
 Technology                1994      126,672        46,500                          5,000               4,514
                           1993      113,671        12,000                         10,000               2,419
Apostolos Kambouroglou..   1995       98,244        32,000            --            6,000               2,620
 Vice President and        1994       85,003        32,000            --            1,000               1,844
 General Manager--         1993       74,169         7,200            --            5,000                 824
 Motive Power Systems
 Division
Stephen E. Markert,
 Jr.....................   1995       86,003        40,000         20,625           4,000               1,215
 Vice President--
  Finance,                 1994       80,420        25,500         11,875             --                  877
 Treasurer and Chief
  Financial                1993       77,502         7,250            --            5,000                 512
 Officer

---------------------
(1) Does not include the value of certain personal benefits. The estimated value of such personal benefits for each listed officer did not exceed the lesser of $50,000 and 10% of the total annual salary and bonus paid to that officer for the relevant fiscal year.

(2) Represents incentive compensation under the Company's Incentive Compensation Plan. Also includes payments to Messrs. Weber, Goodyear and Markert of $20,000, $20,000 and $10,000, respectively, related to the IPS Acquisition. See "Business--Introduction."
(3) Represents amounts earned relating to the exercise of stock options.
(4) Except as indicated in notes (5) and (6) below, represents employer matching contributions under the Company's Savings Plan.
(5) Includes $212,471 relocation and tax gross-up reimbursement in connection with Mr. Weber's appointment as Chief Executive Officer.
(6) Includes $65,936 relocation and tax gross-up reimbursement in fiscal 1995.

  The Company has entered into an employment agreement with Mr. Weber (as amended, the "Weber Agreement") providing for an annual base salary which is adjusted effective May 1st of each year to reflect the increase in the Consumer Price Index since April 1992. The Weber Agreement is renewable automatically for successive one-year terms, commencing April 30, 1994, unless terminated by either party upon at least three months' advance notice to the other prior to the expiration of any term or unless terminated by Mr. Weber at any time on at least six months' advance notice to the Company. The Weber Agreement also provides for a severance payment to be made if Mr. Weber elects to exercise his right to terminate the agreement upon a change of control (as defined in the Weber Agreement) of the Company, in an amount equal to the annual base salary then in effect (subject to adjustment in certain circumstances for any increase in the Consumer Price Index since the commencement of the then current term). Mr. Weber is subject to certain restrictions on competition with the Company for a period of one year following termination of employment.

  The Company also has entered into employment agreements with Dr. Holden and Messrs. Branca, Goodyear, Kambouroglou and Markert. Their base salaries are subject to increase during the course of the year by the Compensation Committee of the Board of Directors. Each of these agreements is renewable automatically for successive terms of one month each, unless terminated by either party upon 60 days' written notice. The agreements restrict each of Dr. Holden and Messrs. Branca, Goodyear, Kambouroglou and Markert from competing with the Company for a period of one year following the termination of his employment. Each of the agreements also provides that if employment is terminated by the Company without cause or as a result of the nonrenewal of the agreement, the Company is obligated to pay the employee his base salary in effect at the date of termination for a one-year period.

                             SELLING STOCKHOLDERS

  The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Common Stock as of September 22, 1995, and as adjusted to reflect the sale of the Common Stock offered hereby, by (i) each executive officer and director who is a Selling Stockholder and
(ii) each other Selling Stockholder. Following the Offerings, the executive officers and directors of the Company will own or have options to purchase an aggregate of 398,030 shares of Common Stock, or 6.15% of the Common Stock (calculated on a basis which assumes the exercise of their presently exercisable options). Of this amount, Mr. Weber will own 11,590 shares of Common Stock and presently exercisable options to purchase 195,000 shares of Common Stock.

                          BENEFICIAL OWNERSHIP     NUMBERS  BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING(1)       OF     AFTER OFFERING(2)(3)
                          ----------------------   SHARES   -----------------------
                           NUMBER OF                BEING    NUMBER OF
          NAME              SHARES      PERCENT    OFFERED    SHARES       PERCENT
Executive Officers and
 Directors
Alfred Weber(4).........       266,590      4.5%     60,000       206,590        3.2%
Merril M. Halpern(5)....       105,579      1.8      75,579        30,000        0.5
Jerome L. Katz(5).......       105,579      1.8      75,579        30,000        0.5
George J. Sbordone(6)...        62,000      1.0      31,000        31,000        0.5
A. Lawrence Fagan(5)....        61,012      1.0      61,012             0          0
Patricia R. Merrick(5)..        38,472      0.7      38,472             0          0
Other Selling
 Stockholders
Mezzanine Capital
 Corporation
 Limited(5).............       598,471     10.0     598,471             0          0
Robert Alvine(7)........       527,525      8.9     527,525             0          0
Globe Venture Nominees
 Limited(5)(8)..........       315,730      5.3     315,730             0          0
Slough Parks Holdings
 Incorporated(5)(9).....       315,730      5.3     315,730             0          0
Electra Investment Trust
 P.L.C.(5)..............       298,762      5.0     298,762             0          0
Charterhouse Bank
 Limited and
 affiliates(5)..........       183,317      3.1     115,445        67,872        1.1
Merifin, N.V.(5) .......        33,936      0.6      33,936             0          0
Donald E. Nevins(10)....        18,252      0.3      18,252             0          0
                          ------------  -------   ---------  ------------   --------
    Total...............     2,930,955     49.2   2,565,493       365,462        5.7

---------------------

 (1) To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

 (2) Assumes no exercise of the U.S. Underwriters' over-allotment option. The Company has granted to the U.S. Underwriters an over-allotment option to purchase up to 414,824 shares of Common Stock. See "Underwriting."

 (3) The Selling Stockholders who, upon consummation of the Offerings, will continue to own shares of Common Stock have agreed to certain restrictions on the sale of the shares of Common Stock and other securities convertible into or exercisable or exchangeable for Common Stock held by them. See "Underwriting."

 (4) In June 1989, the Company sold to Mr. Weber 60,000 shares of Common Stock for a total purchase price of $330,000 ($5.50 a share), payable in part by delivery of a promissory note in the amount of $329,400 (the "Weber Note"), and granted Mr. Weber an option to purchase an additional 110,000 shares at $6.04 per share. The closing prices of a share of Common Stock on the AMEX were $6.125 and $6.75, respectively, on the dates of the sale and the grant. The Weber Note, which is secured by the shares purchased by Mr. Weber, bore interest at the rate of 12.5% through July 1992 and since that date has borne interest at the rate of 6.0% per annum, is payable monthly and is due on the earlier of April 30, 1998 or eighteen months after the termination of Mr. Weber's employment with the Company. The Weber Note is prepayable upon the sale of the shares securing it. Mr. Weber will sell such shares in the Offerings and has indicated that he intends to prepay the Weber Note upon consummation of the Offerings.

 (5) Charterhouse is not the record owner of any shares of Common Stock, but may be deemed to be the beneficial owner of 1,745,946 shares of Common Stock for the reasons listed below.

  (a) Each of Globe Venture Nominees Limited, Slough Parks Holdings Incorporated, Electra Investment Trust P.L.C., Charterhouse Bank Limited, Charterhouse Finance Corporation Limited (an affiliate of Charterhouse Bank Limited) and Merifin, N.V. (each, an "Investor") has entered into separate Investment Management Agreements (the "Investment Management Agreements") with Charterhouse, pursuant to each of which Charterhouse manages certain investments, including the investment in the Common Stock, on behalf of the Investor that is a party thereto and, in connection therewith, generally is granted authority to vote and dispose of those investments. By reason of the foregoing, the Company believes that, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Charterhouse may be considered to be the beneficial owner of all shares of Common Stock held by the Investors (an aggregate of 1,147,475 shares). Charterhouse disclaims beneficial ownership of all of such shares and each Investor disclaims beneficial ownership of the shares held by the other Investors. Upon consummation of the Offerings, none of the Investors will own any shares of Common Stock except for Charterhouse Finance Corporation Limited which will own 67,872 shares of Common Stock. In addition, upon consummation of the Offerings, the Investment Management Agreements will terminate as to the Common Stock.

  (b) Charterhouse is a party to an Investment Advisory Agreement with Mezzanine Capital Corporation Limited ("MCC"), pursuant to which Charterhouse provides investment advice to MCC, including advice as to its investment in the Common Stock, but does not have the power to vote or dispose of any such investment on MCC's behalf. In addition, one of the stockholders of Charterhouse is a principal stockholder of MCC, and the eleven members of MCC's Board of Directors include (i) Messrs. Halpern and Katz, who are directors, executive officers and stockholders of Charterhouse and directors of the Company, (ii) three representatives of stockholders of Charterhouse, one of whom is a director of Charterhouse, (iii) two representatives of affiliates of a nonvoting stockholder of Charterhouse and (iv) one other director of Charterhouse (who is not affiliated with any of its stockholders). By reason of the foregoing, the Company believes that, for purposes of
      Section 13(d) of the Exchange Act, Charterhouse may be considered to be the beneficial owner of the shares of Common Stock held by MCC. Charterhouse disclaims beneficial ownership of the shares held by MCC. Upon consummation of the Offerings, MCC will not own any shares of Common Stock.

  (c) By reason of the Investment Management Agreements and the agreement between Mr. Alvine and the Investors described in footnote (7) below, Charterhouse may be deemed to have shared power to dispose of the shares owned by Mr. Alvine and, therefore, may be deemed to be the beneficial owner of those shares. Charterhouse disclaims beneficial ownership of the shares owned by Mr. Alvine.

  (d) Each of Messrs. Halpern and Katz is the record owner of 105,579 shares of Common Stock. Each of them disclaims beneficial ownership of the shares of Common Stock of which Charterhouse may be considered to be the beneficial owner. Upon consummation of the Offerings each of Messrs. Halpern and Katz will own 30,000 shares of Common Stock.

  Charterhouse is a party to an agreement with the Company, which will be terminated effective upon the consummation of the Offerings, pursuant to which Charterhouse may be requested to provide consulting and financial advisory services to the Company in connection with the Company's acquisition activities. Approximately $80,000 was paid by the Company to Charterhouse pursuant to this agreement during the year ended January 31, 1995. The Company believes that the fees paid to Charterhouse under this agreement have been no greater than the fees that would have been charged for the same services by a nonaffiliated party in an arms'-length transaction.

 (6) Mr. Sbordone (i) owns 2,000 shares of Common Stock, (ii) has fully vested and presently exercisable options to purchase 50,000 shares of Common Stock at $5.25 per share and (iii) has fully vested and presently exercisable options to purchase 10,000 shares of Common Stock at $12.00 per share. In the Offerings, Mr. Sbordone is selling the 2,000 shares of Common Stock he presently owns as well as 29,000 shares of Common Stock to be received upon the exercise of options at $5.25 per share.

 (7) Mr. Alvine (i) owns 316,515 shares of Common Stock (the "Alvine Shares") that have not been registered under the Securities Act, but with respect to which Mr. Alvine has a demand registration right, and (ii) has a fully vested and presently exercisable option to purchase 211,010 shares of Common Stock at $6.04 per share, which expires October 31, 1995 (the "Alvine Option"). The percentage figures for Mr. Alvine prior to the Offerings and for all Selling Stockholders after the Offerings assume that all 211,010 shares issuable upon exercise of the Alvine Option have been issued. Mr. Alvine has indicated that he intends to exercise the Alvine Option in full and sell all the shares received upon such exercise in the Offerings. Mr. Alvine has entered into an agreement with the Investors with regard to participation in sales of Common Stock. Upon consummation of the Offerings, Mr. Alvine will own no shares of Common Stock. In June 1988, in connection with the sale by the Company to Mr. Alvine of the Alvine Shares at the purchase price of $1,329,363, the Company loaned $1,326,198 to Mr. Alvine. The loan, which is evidenced by a note (the "Alvine Note"), does not bear interest, is due October 31, 1995 and is secured by the Alvine Shares. Upon consummation of the Offerings, the Alvine Note will be repaid in full.

     The Company has agreed to make a non-interest bearing loan to Mr. Alvine in the amount of $1,274,500, representing a portion of the exercise price under the Alvine Option. Mr. Alvine has indicated that he intends to use such loan to acquire shares upon exercise of the Alvine Option and that he will prepay the loan in full upon the consummation of the Offerings.

 (8) Each of The Mineworker's Pension Scheme and The British Coal Staff Superannuation Scheme indirectly beneficially owns 50% of these shares.

 (9) Slough Estates PLC, the parent company of the listed entity, indirectly beneficially owns these shares.

(10) The shares listed in the table above for Mr. Nevins, a former executive officer of the Company, include (i) 752 shares owned by Mr. Nevins, (ii) 6,100 shares owned by The Pennsylvania Trust Company, as Custodian for Donald E. Nevins IRA U/A July 30, 1991, (iii) 4,000 shares owned by The Pennsylvania Trust Company, as Custodian for Cecilia Nevins IRA U/A July 30, 1991 and (iv) 7,400 shares owned by Bessie Nevins.

                          DESCRIPTION OF CAPITAL STOCK

  The Company is authorized to issue up to 10,000,000 shares of capital stock, all of which are Common Stock, $.01 par value per share. There were 5,958,591 shares of Common Stock outstanding as of September 22, 1995.

COMMON STOCK

  The holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor and, upon dissolution and liquidation, to share ratably in the net assets available for distribution to stockholders. See "Price Range of Common Stock and Dividends." Holders of shares of Common Stock have no redemption, preemptive or subscription rights.

  Holders of shares of Common Stock are entitled to one vote per share for the election of directors and for all other matters to be submitted to a vote of the Company's stockholders. Holders of shares of Common Stock have no cumulative voting rights.

DELAWARE LAW PROVISION

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the proposed business combination, did own) 15% or more of the corporation's voting stock. This law may have the effect of making it more difficult for a third party to acquire control of the Company.

LISTING

  The Common Stock is listed and principally traded on the AMEX under the symbol "CHP." The Company has been notified that the Common Stock has been approved for inclusion in The Nasdaq National Market under the symbol "CHTR." The Company expects that the Common Stock will begin trading in The Nasdaq National Market simultaneously with the completion of the Offerings. In that regard, the Company has begun the process of delisting the Common Stock from the AMEX.

TRANSFER AGENT

  The transfer agent and registrar for the Common Stock is The Trust Company of New Jersey, Jersey City, New Jersey.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

GENERAL

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a holder who is not a United States person (a "Non-U.S. Holder"). For this purpose, the term "United States person" is defined as any person who is a citizen or resident of the United States, a corporation or a partnership or other entity created or organized in the United States under the laws of the United States or of any state, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. This discussion does not address all aspects of U.S. federal income and estate taxes and does not deal with non-U.S., state and local tax consequences. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change. Each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Common Stock.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and residents.

DIVIDENDS

  Except as described below, dividends paid on shares of Common Stock to a Non-U.S. Holder of Common Stock will generally be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States. If the dividend is effectively connected with the conduct of a U.S. trade or business of a Non-U.S. Holder who has properly filed a Form 4224 (or similar statement) with the withholding agent with respect to the taxable year in which the dividend is paid, no withholding is required. However, the dividend (as adjusted by any applicable deductions) would be subject to regular U.S. federal income tax. In addition, all or a portion of any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current U.S. Treasury regulations, dividends paid to an address in a foreign country, absent definite knowledge to the contrary, are presumed to be paid to a resident of such country for purposes of the withholding discussed above and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate, unless an applicable tax treaty requires some other method for determining a Non-U.S. Holder's residence. Under proposed U.S. Treasury regulations not currently in effect, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements.

  A Non-U.S. Holder of Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service ("IRS"). Each Non-U.S. Holder should consult a tax advisor regarding the possibility of entitlement to a foreign tax credit or other tax relief in the Non-U.S. Holder's own country with respect to any United States tax paid.

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder will generally not be subject to U.S. federal income tax (and no tax will generally be withheld) with respect to gain recognized on a sale or other disposition of Common Stock so long as (i) the gain is not effectively connected with a trade or business of the Non-U.S. Holder in the United States, (ii) in the case of certain Non-U.S. Holders who are nonresident alien individuals and hold the Common Stock as a capital asset, such holders are not present in the United States for 183 or more days in the taxable year of the sale or other disposition and (iii) the Company is not and has not been a "United States real property holding corporation" for U.S. federal income tax purposes. The Company is not and does not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

  If (i) the capital gain is effectively connected with the conduct of a trade or business of the Non-U.S. Holder within the United States, or (ii) the United States real property holding corporation provisions apply and either the Common Stock is not "regularly traded on an established securities market" (within the meaning of the Code) or the non-U.S. Holder has at some time during the five-year period preceding disposition been a more-than-five-percent stockholder of the Company (applying certain attribution rules), the gain would be subject to U.S. federal capital gains tax. Further, if the United States real property holding corporation provisions apply, a withholding tax will apply, generally at a rate of 10% of the gross proceeds of any such sale or disposition. In addition, with respect to corporate Non-U.S. Holders, the "branch profits tax" described above may also apply. Non-U.S. Holders should consult their tax advisors with respect to applicable treaties, which may provide for different rules.

FEDERAL ESTATE TAXES

  Common Stock held (or treated as owned) by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORT REQUIREMENTS AND BACKUP WITHHOLDING TAX

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides. Under temporary and proposed U.S. Treasury regulations, U.S. backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons, not otherwise exempt, that fail to furnish certain information under the U.S. information reporting requirements) and information reporting with respect to such tax will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. As a general matter, backup withholding and information reporting also will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. Information reporting requirements (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that is (i) a United States person, (ii) a broker that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes (generally, a foreign corporation controlled by U.S. shareholders), unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of a sale of Common Stock is subject to both information reporting and possible backup withholding, unless the holder certifies under penalties of perjury that it is a Non-U.S. Holder or otherwise establishes an exemption. Under temporary and proposed U.S. Treasury regulations, information reporting and possible backup withholding will apply to the proceeds from a disposition of Common Stock if the broker has actual knowledge that the payee is not a Non-U.S. Holder. A Non-U.S. Holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

  These backup withholding and information reporting rules are under review by the U.S. Treasury and their application to the Common Stock could be changed by future regulations.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement"), the United States underwriters named below (the "U.S. Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation and Robertson, Stephens & Company, L.P. are acting as representatives (in such capacity, the "U.S. Representatives"), and the international managers named below (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters") for whom Donaldson, Lufkin & Jenrette Securities Corporation and Robertson, Stephens & Company, L.P. are acting as representatives (in such capacity, the "International Representatives," and, together with the U.S. Representatives, the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders an aggregate of 2,765,493 shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                     NUMBER OF
                          U.S. UNDERWRITERS                        COMMON SHARES
   Donaldson, Lufkin & Jenrette Securities Corporation............
   Robertson, Stephens & Company, L.P. ...........................
                                                                     ---------
       U.S. Offering Subtotal.....................................   2,212,395
                                                                     =========
                                                                     NUMBER OF
                       INTERNATIONAL MANAGERS                      COMMON SHARES
   Donaldson, Lufkin & Jenrette Securities Corporation............
   Robertson, Stephens & Company, L.P. ...........................
                                                                     ---------
       International Offering Subtotal............................     553,098
                                                                     ---------
       Offerings Total............................................   2,765,493
                                                                     =========

  The Underwriting Agreement provides that the obligation of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters, pursuant to the Underwriting Agreement, all such shares of Common Stock (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased. The offering price and underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical. The closing of each of the U.S. Offering and the International Offering is conditioned upon the closing of the other.

  Pursuant to the agreement among U.S. Underwriters and International Managers, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any shares of the Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of the Common Stock or distribute this Prospectus outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the agreement among U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with certain exceptions (i) it is not purchasing any shares of the Common Stock for the account of any United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of the Common Stock or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States or Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the agreement among U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of the Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of the Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send any dealer who purchases from it any shares of the Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of the Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  No document issued in connection with the Offerings may be passed on to any person in the United Kingdom unless that person is of a kind described in
Article 9(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1988. In addition, each Underwriter has informed the Company and the Selling Stockholders that: (i) it is not carrying on an investment business in the United Kingdom in contravention of Section 3 of the Financial Services Act 1986 (the "UKFSA"); (ii) it has not offered or sold, and it will not offer or sell, in the United Kingdom, by means of this Prospectus, any amendment or supplement hereto or any other document, any of the shares of the Common Stock offered hereby other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Companies Act 1985 of Great Britain);
(iii) subject to Part V of the UKFSA, it will not issue or cause to be issued in the United Kingdom any advertisement offering the shares of the Common Stock offered hereby which is a primary or secondary offer within the meaning of the UKFSA except in compliance with the provisions applicable under the UKFSA; (iv) it has not issued or caused to be issued and it will not issue or cause to be issued in the United Kingdom any investment advertisement within the meaning of the UKFSA relating to the shares of the Common Stock offered hereby except in compliance with the provisions applicable under the UKFSA, and, in particular, it has not given and will not give copies of this Prospectus, any amendment or supplement hereto or any other document relating to the offer and sale of the shares of the Common Stock offered hereby to any person in the United Kingdom who does not fall within Article 9(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1988; and (v) it has complied and will comply with all applicable provisions of the UKFSA with respect to anything done by it in relation to the shares of the Common Stock offered hereby in, from or otherwise involving the United Kingdom.

  No action has been taken in any jurisdiction by the Company, the Selling Stockholders or the Underwriters that would permit a public offering of the Common Stock offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of the Common Stock offered hereby in certain jurisdictions may be restricted by law. Accordingly, the shares of the Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus supplements. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for the purchase of, any shares of the Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

  The Company and the Selling Stockholders have agreed to indemnify and hold the Underwriters harmless against or reimburse the Underwriters for certain liabilities, including liabilities under the Securities Act or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at
such price less a concession not to exceed $   per share. The Underwriters may
allow, and such dealers may reallow, discounts not in excess of $   per share
to any other Underwriter and certain other dealers.

  The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 414,824 additional shares of Common Stock at the public offering price less underwriting discounts and commissions solely to cover over-allotments. The U.S. Underwriters may exercise such option from time to time to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent that the U.S. Underwriters exercise such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite such Underwriter's name in the preceding table bears to the total number of shares offered in the U.S. Offering.

  The Company and the Selling Stockholders who, upon consummation of the Offerings, will continue to own shares of Common Stock have agreed that, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, they will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exercisable or exchangeable for such Common Stock or in any other manner transfer all or a portion of the economic consequences associated with ownership of any such Common Stock, except to the Underwriters pursuant to the Underwriting Agreement, until 120 days following the date of this Prospectus.

  In connection with the Offerings, certain Underwriters and selling group members (if any) who are qualifying registered market makers on The Nasdaq National Market may engage in passive market making transactions in the Common Stock in accordance with Rule 10b-6A under the Exchange Act. The passive market making transactions must comply with applicable price and volume limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market making average daily trading volume in the Common Stock during a price period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby and certain tax matters described in this Prospectus will be passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the Underwriters by Chadbourne & Parke LLP, New York, New York. Glenn M. Feit, a partner of Proskauer Rose Goetz & Mendelsohn LLP, is a member of the Board of Directors and is Secretary of the Company.

                                    EXPERTS

  The consolidated balance sheets of the Company as of January 31, 1994 and 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 1995 have been included in this Prospectus and registration statement in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given upon the authority of that firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part and which term shall encompass any amendments thereto) on Form S-3 pursuant to the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, schedules and exhibits filed as a part thereof.

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material or any part thereof may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed for trading on the AMEX under the symbol "CHP" and the foregoing material can also be inspected at the offices thereof at 86 Trinity Place, New York, New York, 10006. The Common Stock has been approved for inclusion in The Nasdaq National Market. The Company expects that the Common Stock will begin trading in The Nasdaq National Market simultaneously with the completion of the Offerings. After such date, reports, proxy and information statements and other information concerning the Company may be inspected at the office of the National Association of Securities Dealers, Inc., 33 Whitehall Street, 10th Floor, New York, New York 10004.

                          INCORPORATION BY REFERENCE

  The following documents which are filed under File No. 1-9389 are hereby incorporated by reference into this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1995.

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1995.

    3. The Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1995.

  All documents filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the Offerings shall be deemed to be incorporated by reference into this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or replaces such statement.

  The Company agrees to provide without charge to each person to whom a Prospectus is delivered, upon the request of such person, a copy of any and all of the documents that have been incorporated by reference into this Prospectus other than exhibits to such documents. Such requests may be made by writing to Stephen E. Markert, Jr., Vice President--Finance, Charter Power Systems, Inc., 3043 Walton Road, Plymouth Meeting, Pennsylvania 19462 or by calling him at (610) 828-9000.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants.........................................   F-2
Consolidated Balance Sheets at January 31, 1994 and 1995..................   F-3
Consolidated Statements of Operations for the Years Ended January 31,
 1993, 1994 and 1995......................................................   F-4
Consolidated Statements of Changes in Stockholders' Equity for the Years
 Ended January 31, 1993, 1994 and 1995....................................   F-5
Consolidated Statements of Cash Flows for the Years Ended January 31,
 1993, 1994 and 1995......................................................   F-6
Notes to Consolidated Financial Statements................................   F-8
Consolidated Balance Sheets at January 31, 1995 and July 31, 1995
 (Unaudited)..............................................................  F-22
Consolidated Statements of Operations for the Three Months Ended July 31,
 1994 and 1995 (Unaudited) and the Six Months Ended July 31, 1994 and 1995
 (Unaudited)..............................................................  F-23
Consolidated Statements of Cash Flows for the Six Months Ended July 31,
 1994 and 1995 (Unaudited)................................................  F-24
Notes to Consolidated Financial Statements (Unaudited)....................  F-26

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Charter Power Systems, Inc.

  We have audited the accompanying consolidated balance sheets of Charter Power Systems, Inc. and Subsidiaries as of January 31, 1994 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Charter Power Systems, Inc. and Subsidiaries as of January 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 12(B) to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in the year ended January 31, 1993.

COOPERS & LYBRAND L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 24, 1995

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  JANUARY 31,
                             (DOLLARS IN THOUSANDS)

                                                              1994      1995
                                                             -------  --------
                           ASSETS
Current assets:
  Cash and cash equivalents................................. $ 3,361  $  1,097
  Restricted cash and cash equivalents......................     460        75
  Accounts receivable, less allowance for doubtful accounts
   of $1,622 in 1994 and $1,404 in 1995.....................  17,962    30,253
  Inventories...............................................  24,474    26,869
  Deferred income taxes.....................................   5,029     5,231
  Other current assets......................................     127       553
                                                             -------  --------
    Total current assets....................................  51,413    64,078
Property, plant and equipment, net..........................  36,207    40,059
Intangible and other assets, net............................   2,842     5,314
Goodwill, net...............................................   2,793     2,686
                                                             -------  --------
    Total assets............................................ $93,255  $112,137
                                                             =======  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt......................... $ 3,121  $  3,670
  Accounts payable..........................................  12,371    15,601
  Accrued liabilities.......................................  11,732    13,994
  Income taxes payable......................................   1,223       --
  Other current liabilities.................................   4,410     3,067
                                                             -------  --------
    Total current liabilities...............................  32,857    36,332
                                                             -------  --------
Deferred income taxes.......................................   3,393     3,552
Long-term debt..............................................  11,149    14,183
Other liabilities...........................................   4,825     6,348
                                                             -------  --------
    Total liabilities.......................................  52,224    60,415
                                                             -------  --------
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value, 10,000,000 shares
   authorized; 5,837,416 and 5,971,041 shares issued and
   outstanding in 1994 and 1995, respectively...............      58        60
  Additional paid-in capital................................  30,090    32,053
  Notes receivable from stockholders........................  (1,656)   (1,656)
  Retained earnings.........................................  12,539    21,265
                                                             -------  --------
    Total stockholders' equity..............................  41,031    51,722
                                                             -------  --------
    Total liabilities and stockholders' equity.............. $93,255  $112,137
                                                             =======  ========

        The accompanying notes are an integral part of these statements.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                        FOR THE YEARS ENDED JANUARY 31,
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       1993      1994     1995
                                                     --------  -------- --------
Net sales..........................................  $134,064  $162,005 $200,009
Cost of sales......................................   105,387   123,560  154,464
                                                     --------  -------- --------
  Gross profit.....................................    28,677    38,445   45,545
Selling, general and administrative expenses.......    22,184    23,121   24,796
Research and development expenses..................     2,161     2,746    5,284
Restructuring charges..............................     3,106       --       --
                                                     --------  -------- --------
  Operating income.................................     1,226    12,578   15,465
Interest expense, net..............................     1,022     1,003    1,222
Other expense, net.................................       522       809      310
                                                     --------  -------- --------
  Income (loss) before income taxes and cumulative
   effect of change in accounting principle........      (318)   10,766   13,933
Provision for income taxes.........................       319     4,359    4,556
                                                     --------  -------- --------
  Income (loss) before cumulative effect of change
   in accounting principle.........................      (637)    6,407    9,377
Cumulative effect of change in accounting principle
 (net of tax benefit of $716)......................     1,074       --       --
                                                     --------  -------- --------
      Net income (loss)............................  $ (1,711) $  6,407 $  9,377
                                                     ========  ======== ========
Net income (loss) per common and common equivalent
 share:
  Primary:
    Before cumulative effect of change in
     accounting principle..........................  $   (.11) $   1.08 $   1.51
    Cumulative effect of change in accounting
     principle.....................................      (.18)      --       --
                                                     --------  -------- --------
      Net income (loss)............................  $   (.29) $   1.08 $   1.51
                                                     ========  ======== ========
  Assuming full dilution:
    Before cumulative effect of change in
     accounting principle..........................  $   (.11) $   1.08 $   1.50
    Cumulative effect of change in accounting
     principle.....................................      (.18)      --       --
                                                     --------  -------- --------
      Net income (loss)............................  $   (.29) $   1.08 $   1.50
                                                     ========  ======== ========


        The accompanying notes are an integral part of these statements.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED JANUARY 31, 1993, 1994 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                             COMMON STOCK                   NOTES
                          ------------------- ADDITIONAL  RECEIVABLE  CUMULATIVE                TOTAL
                                     VOTING    PAID-IN       FROM     TRANSLATION RETAINED  STOCKHOLDERS'
                           SHARES   PAR VALUE  CAPITAL   STOCKHOLDERS ADJUSTMENT  EARNINGS     EQUITY
                          --------- --------- ---------- ------------ ----------- --------  -------------
Balance as of January
 31, 1992...............  5,775,291    $58     $26,473     $(1,641)     $1,152    $ 9,115      $35,157
Net loss................                                                           (1,711)      (1,711)
Dividends to
 stockholders, $.11 per
 share..................                                                             (635)        (635)
Stock option
 compensation...........                         1,615                                           1,615
Amortization of discount
 on stockholder notes...                                      (128)                               (128)
Cumulative translation
 adjustment.............                                                (1,152)                 (1,152)
                          ---------    ---     -------     -------      ------    -------      -------
Balance as of January
 31, 1993...............  5,775,291     58      28,088      (1,769)        --       6,769       33,146
Net income..............                                                            6,407        6,407
Dividends to
 stockholders, $.11 per
 share..................                                                             (637)        (637)
Stock option
 compensation...........                         1,492                                           1,492
Amortization of discount
 on stockholder notes...                                       (49)                                (49)
Tax effect relating to
 exercised stock
 options................                            32                                              32
Principal payments on
 stockholder notes......                                       162                                 162
Issuance of shares under
 stock option plans.....     62,125                478                                             478
                          ---------    ---     -------     -------      ------    -------      -------
Balance as of January
 31, 1994...............  5,837,416     58      30,090      (1,656)        --      12,539       41,031
Net income..............                                                            9,377        9,377
Dividends to
 stockholders, $.11 per
 share..................                                                             (651)        (651)
Stock option
 compensation...........                           717                                             717
Tax effect relating to
 exercised stock
 options................                           141                                             141
Issuance of shares under
 stock option plans.....    133,625      2       1,105                                           1,107
                          ---------    ---     -------     -------      ------    -------      -------
Balance as of January
 31, 1995...............  5,971,041    $60     $32,053     $(1,656)        --     $21,265      $51,722
                          =========    ===     =======     =======      ======    =======      =======

        The accompanying notes are an integral part of these statements.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED JANUARY 31,
                             (DOLLARS IN THOUSANDS)

                                                      1993      1994     1995
                                                     -------  --------  -------
Cash flows provided (used) by operating activities:
  Net income (loss)................................  $(1,711) $  6,407  $ 9,377
  Adjustments to reconcile net income (loss) to net
   cash provided by operating activities:
    Depreciation and amortization..................    5,830     7,460    6,892
    Deferred taxes.................................     (722)     (477)     (43)
    Cumulative effect of change in accounting
     principle.....................................    1,074       --       --
    Restructuring charges..........................    3,106       --       --
    (Gain) loss on disposal of assets..............      257       222     (175)
    Stock option compensation......................      979     1,445      717
    Changes in:
      Accounts receivable..........................    1,523     2,658   (8,548)
      Inventories..................................   (5,582)   (1,319)   1,560
      Other current assets.........................      (93)      153     (115)
      Accounts payable.............................    5,404       290    2,008
      Accrued liabilities..........................     (140)    1,752      922
      Income taxes payable.........................     (740)      888   (1,282)
      Other current liabilities....................      804    (3,770)  (2,372)
      Other liabilities............................     (583)      232    1,313
    Other, net.....................................       43       307     (188)
                                                     -------  --------  -------
Net cash provided by operating activities..........    9,449    16,248   10,066
                                                     -------  --------  -------
Cash flows provided (used) by investing activities:
  Acquisition of businesses, net...................      --        --    (8,038)
  Acquisition of property, plant and equipment.....   (6,998)   (3,611)  (7,650)
  Proceeds from disposal of property, plant and
   equipment.......................................       19        92      551
  Other............................................     (500)      --       --
                                                     -------  --------  -------
Net cash used by investing activities..............   (7,479)   (3,519) (15,137)
                                                     -------  --------  -------
Cash flows provided (used) by financing activities:
  Reduction of long-term debt......................   (5,048)  (10,636) (18,956)
  Proceeds from new borrowings.....................    3,723       --    21,414
  Financing costs of long-term debt................      --        (25)    (471)
  Reduction in notes receivable from stockholders..      --        162      --
  Proceeds from issuance of common stock, net......      --        478    1,107
  Payment of common stock dividends................     (476)     (635)    (647)
                                                     -------  --------  -------
Net cash provided (used) by financing activities...   (1,801)  (10,656)   2,447
                                                     -------  --------  -------
Effect of exchange rate changes on cash............       (9)      (15)     (25)
                                                     -------  --------  -------
Increase (decrease) in cash and cash equivalents...      160     2,058   (2,649)
Cash and cash equivalents at beginning of year.....    1,603     1,763    3,821
                                                     -------  --------  -------
Cash and cash equivalents at end of year...........  $ 1,763  $  3,821  $ 1,172
                                                     =======  ========  =======

        The accompanying notes are an integral part of these statements.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                        FOR THE YEARS ENDED JANUARY 31,
                             (DOLLARS IN THOUSANDS)

                                                            1993   1994   1995
                                                           ------ ------ ------
SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid during the year for:
  Interest paid, net...................................... $1,297 $1,286 $1,291
  Income taxes paid.......................................  1,779  3,947  5,880
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Capital lease obligations incurred........................    356    --     --
Liabilities assumed in acquisitions.......................    --     --   3,468





        The accompanying notes are an integral part of these statements.

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 PRINCIPLES OF CONSOLIDATION:

  Charter Power Systems, Inc. was incorporated in November 1985. The Company manufactures battery power systems and their components for commercial, industrial and government use in the North American and export standby power and motive power markets. The Company was not active until January 28, 1986, when substantially all of the assets of the C&D Power Systems division of Allied Corporation (Allied) were purchased (the "Acquisition").

  The consolidated financial statements include the accounts of Charter Power Systems, Inc. and its wholly owned subsidiaries, collectively, the "Company." All significant intercompany accounts and transactions have been eliminated.

  Consistent with the commitment of its board of directors and management to maximize shareholder value, the Company has retained Donaldson, Lufkin & Jenrette Securities Corporation to assist the Company in exploring strategic alternatives designed to achieve this objective, including the possible sale of the Company, a merger or other form of business combination. There can be no assurance that the Company will receive proposals acceptable to it or that any transaction would be consummated. The consolidated financial statements do not include any adjustments, if any, that would result from the consummation of any such events.

 FOREIGN CURRENCY TRANSLATION:

  Assets and liabilities in foreign currencies are translated into U.S. dollars at the rate of exchange prevailing at the balance sheet date. Revenue and expenses are translated at the average rate of exchange for the period. Transaction gains (losses) included in income for the years ended January 31, 1993, 1994 and 1995 were not material. In fiscal 1993, the cumulative translation adjustment was reversed to income in connection with the closure of Canadian manufacturing operations. (See Note 13.)

 CASH AND CASH EQUIVALENTS:

  The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to accounts payable and amounted to $3,704 and $3,127 at January 31, 1994 and 1995, respectively.

 INVENTORIES:

  Inventories are stated at the lower of cost or net realizable value. Cost is generally determined by the last-in, first-out (LIFO) method for financial statement and federal income tax purposes.

 PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment acquired as of the Acquisition is recorded at the then fair value. Property, plant and equipment acquired subsequent to the Acquisition is recorded at cost or fair market value if part of an acquisition. Plant and equipment, including capital leases, are depreciated on the straight-line method for financial reporting purposes over estimated useful lives which range from 3 to 10 years for machinery and equipment, and 10 to 40 years for buildings and improvements. The Company's policy is to capitalize interest during the period of construction.

  The cost of maintenance and repairs is charged to expense as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of items of plant and equipment, the cost of the item and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The Company capitalizes purchased software, including certain costs associated with its installation. The cost of software capitalized is amortized over its estimated useful life, generally five years, using the straight-line method.

 INTANGIBLES AND OTHER ASSETS:

  Intangibles and other assets, net, includes assets acquired resulting from business acquisitions and are being amortized on the straight-line method over their estimated periods of benefit.

 GOODWILL:

  Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized on the straight-line method over 40 years. The recoverability of goodwill is periodically reviewed by the Company. In assessing recoverability, many factors are considered, including operating results and cash flows. The Company believes that no impairment of goodwill existed at January 31, 1995. Accumulated amortization as of January 31, 1994 and 1995 was $659 and $741, respectively.

 ACCRUED LIABILITIES:

  Included in accrued liabilities as of January 31, 1994 and 1995 are $1,761 and $2,103 of accrued vacation and $1,566 and $1,791 of accrued sales commissions, respectively.

 OTHER CURRENT LIABILITIES:

  The Company provides for estimated warranty costs at the time of sale. Included in other current liabilities as of January 31, 1994 and 1995 are $1,403 and $1,880, respectively, of accrued warranty obligations. Costs applicable to warranty obligations beyond one year are included in other liabilities.

 INCOME TAXES:

  The Company follows Financial Accounting Standards No. 109 "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns using tax rates in effect for the year in which the differences are expected to reverse.

 EARNINGS PER SHARE:

  Earnings per common and common equivalent share for the years ended January 31, 1993, 1994 and 1995 are based on the weighted average number of shares of Common Stock outstanding and the effect of shares issuable under stock options based on the treasury stock method. Fully diluted earnings per share reflects dilution related to stock options due to the use of the market price at the end of the period, when higher than the average price for the period. Weighted average common and common equivalent shares were as follows:

                                                            JANUARY 31,
                                                   -----------------------------
                                                     1993      1994      1995
   Primary........................................ 5,840,832 5,922,511 6,210,793
   Fully diluted.................................. 5,840,832 5,948,966 6,256,066

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

2. RESTRICTED CASH AND CASH EQUIVALENTS

  At January 31, 1994 and 1995, the Company had $460 and $75, respectively, which was available solely for the payment of Ratelco warranty claims which arise through November 2, 1995 from the sale of product on or before October 31, 1992, the effective date of acquisition (see Note 14). Any balance remaining after satisfaction of these claims will revert to the seller.

3. INVENTORIES

  Inventories consisted of the following:

                                                                   JANUARY 31,
                                                                 ---------------
                                                                  1994    1995
   Raw materials................................................ $ 6,875 $ 9,780
   Work-in-progress.............................................   7,904   7,893
   Finished goods...............................................   9,695   9,196
                                                                 ------- -------
                                                                 $24,474 $26,869
                                                                 ======= =======

  If the first-in, first-out (FIFO) method of inventory accounting had been used (which approximates current cost), inventories would have been $1,855 and $3,308 higher than reported as of January 31, 1994 and 1995, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consisted of the following:

                                                                  JANUARY 31,
                                                                ---------------
                                                                 1994    1995
   Land........................................................ $   869 $   804
   Buildings and improvements..................................  19,223  19,284
   Furniture, fixtures and equipment...........................  50,415  59,446
   Construction in progress....................................     296   1,349
                                                                ------- -------
                                                                 70,803  80,883
   Less:
     Accumulated depreciation..................................  34,596  40,824
                                                                ------- -------
                                                                $36,207 $40,059
                                                                ======= =======

  For the years ended January 31, 1993, 1994 and 1995, depreciation charged to operations amounted to $5,665, $7,144 and $6,597; maintenance and repair costs expensed totaled $4,154, $4,587 and $5,665; and interest capitalized amounted to $131, $50 and $87, respectively.

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

5. LONG-TERM DEBT

  Long-term debt consisted of the following:

                                                                  JANUARY 31,
                                                                ---------------
                                                                 1994    1995
Revolving credit facility (Revolving Credit); at January 31,
 1994 maximum commitment of $35,000, bearing interest at Prime plus 2.25% or LIBOR plus 3.25%; as of January 31, 1995 maxi-
 mum commitment of $45,000, bearing interest at Prime or LIBOR
 plus 1.25%...................................................  $   383     --
Term loan (Term Loan); at January 31, 1994 principal amount of
 $35,000, bearing interest at Prime plus 2.25% or LIBOR plus
 3.25%, principal payable in quarterly payments of $1,375; as of January 31, 1995 principal amount of $15,000, bearing in-
 terest at Prime or LIBOR plus 1.45%, principal payable in
 equal quarterly payments of $750 which commenced on December
 1, 1994 (effective rate on a weighted average basis, 6.13%
 and 7.37% as of January 31, 1994 and 1995, respectively).....   10,363 $13,500
Pennsylvania Economic Development Financing Authority (PEDFA)
 Taxable Development Revenue Bonds, 1991 Series B2, supported by a letter of credit, bearing interest at a rate set on a
 weekly basis which approximates the commercial paper rate
 (effective rate on a weighted average basis, 3.30% as of Jan-
 uary 31, 1994 and 4.85% as of January 31, 1995), principal
 payable in monthly installments of $8 from December 1993
 through November 1999 and of $108 from December 31, 1999
 through November 2000........................................    1,884   1,784
PEDFA Economic Development Revenue Bonds, 1991 Series D6, sup-
 ported by a letter of credit, bearing interest at a rate set on a weekly basis which approximates the commercial paper
 rate (effective rate on a weighted average basis, 2.69% as of
 January 31, 1994 and 3.41% as of January 31, 1995), principal payable in monthly installments of $8 from December 1993
 through November 1999 and of $67 from December 1999 through
 November 2000................................................    1,383   1,283
Capital lease obligations, original principal amounts of $356, bearing interest ranging from 12.71% to 13.27%, payable in
 monthly principal and interest installments with the balances
 due between March 31, 1996 and July 31, 1996.................      257     161
Amounts due to former owner of acquired business, noninterest
 bearing, payable in various amounts through July 1995........      --    1,125
                                                                ------- -------
                                                                 14,270  17,853
Less current portion..........................................    3,121   3,670
                                                                ------- -------
                                                                $11,149 $14,183
                                                                ======= =======

  On September 26, 1994 the Company entered into a new three-bank credit facility consisting of a $45,000 revolving credit facility and a $15,000 term loan. The bank group consists of NationsBank, NA, National Westminster Bank, New Jersey and CoreStates Bank N.A. ("The Lenders"). The preexisting bank credit facility was repaid in full.

  The Revolving Credit is a three-year facility with two one-year extension options subject to The Lenders' approval or the facility may be converted to a three-year converted term loan (Converted Loan) at the Company's discretion at any maturity date. The Company has the right to use up to $8,000 of the availability under the Revolving Credit to provide for the issuance of letters of credit, including the letters of credit covering the $3,100

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

PEDFA loans (The PEDFA L/C), for the account of the Company. A letter of credit fee of between 1% and 1.25% per annum on the aggregate face amount of any outstanding letters of credit is payable quarterly. The aggregate value of letters of credit outstanding was $3,895 and $5,108 at January 31, 1994 and 1995, respectively. The availability under the Revolving Credit was $22,533 and $39,892 at January 31, 1994 and 1995, respectively. A commitment fee of 0.25% per annum on the amount of remaining availability is payable quarterly.

  The interest rates are based on a financial coverage ratio. As of January 31, 1995 the lowest rate available under the facility was in effect. The available interest rates under the current agreement are in the following ranges: Prime to Prime plus .75% or LIBOR plus 1.25% to LIBOR plus 1.75% on the Revolving Credit; Prime to Prime plus .75% or LIBOR plus 1.45% to LIBOR plus 2.0% on all Term Loans; Prime plus .25% to Prime plus 1.00% or LIBOR plus 1.70% to LIBOR plus 2.25% on all Converted Loans.

  The maximum aggregate amounts of loans outstanding under the Revolving Credit were $9,698, $8,816 and $14,000 during the years ended January 31, 1993, 1994, and 1995, respectively. For those years, the outstanding loans (excluding the PEDFA L/C guarantees) under the Revolving Credit computed on a monthly basis averaged $2,225, $5,213 and $6,808 at a weighted average interest rate of 6.16%, 5.26% and 7.33%, respectively.

  The Revolving Credit and Term Loan are collateralized by liens upon substantially all the Company's assets. The agreement contains certain restrictive covenants, including certain cash flow and financial ratio requirements and a restriction on capital expenditures. The agreement permits payment of dividends on the Company's Common Stock so long as there is no default under the agreement.

  The PEDFA bonds are subject to mandatory redemption upon the occurrence of certain events, including the termination of the PEDFA L/C. The tax exempt bonds are subject to mandatory redemption if they lose their tax exempt status.

  The Company was in compliance with its lending agreement covenants at January 31, 1994 and 1995, respectively.

  As of January 31, 1995, the required minimum annual principal reduction of long-term debt, including obligations under capital leases, net, for each of the next five years is as follows:

            1996................................. $ 3,670
            1997.................................   3,266
            1998.................................   3,200
            1999.................................   3,200
            2000.................................   2,767
            Thereafter...........................   1,750
                                                  -------
                                                  $17,853
                                                  =======

6. STOCKHOLDERS' EQUITY

 (A) STOCK OPTION PLAN:

  The Company has a stock option plan, under which options to purchase a total of 939,750 shares of Common Stock were authorized to be granted to eligible employees. Options are to be granted at no less than 100% of the fair market value on the date of grant in the case of incentive stock options and at such price as the Compensation Committee of the Board of Directors deems appropriate in the case of nonqualified stock options for terms expiring no more than ten years and one day after the date of grant. The options are exercisable upon vesting as determined by the Compensation Committee at the time the options are granted.

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  A summary of stock option activity related to the Company's plan is as follows:

                          BEGINNING  GRANTED EXERCISED CANCELED   ENDING
                           BALANCE   DURING   DURING    DURING    BALANCE
                         OUTSTANDING  YEAR     YEAR      YEAR   OUTSTANDING EXERCISABLE
                         ----------- ------- --------- -------- ----------- -----------
Year ended January 31,
 1993
  Number of Shares......    63,220   358,000      --    65,970    355,250       7,250
  Average Option Price
   per share............     $7.90     $7.47      --     $8.83      $7.40       $5.31
Year ended January 31,
 1994
  Number of Shares......   355,250    37,000   62,125   23,500    306,625     232,625
  Average Option Price
   per share............     $7.40     $9.89    $7.71    $8.13      $7.58       $7.65
Year ended January 31,
 1995
  Number of Shares......   306,625   266,350  133,625   35,750    403,600     155,125
  Average Option Price
   per share............     $7.58    $12.36    $8.28   $13.69      $9.96       $6.69

  There were 157,820 and 277,220 shares available for future grants of options as of January 31, 1994, and 1995, respectively.

 (B) GRANT OF OPTIONS:

  In June, 1988 and May, 1989, the Company granted options to purchase 237,386 and 110,000 shares, respectively, of Common Stock to certain executives for terms expiring April 30, 1993 and 1994, respectively, at $6.04 per share. In June, 1991: (i) a certain executive vested in his options to purchase 26,376 shares of common stock; and (ii) the agreements regarding the remaining options were amended whereby certain vesting criteria were eliminated and the expiration dates changed, so that these options vested on April 30, 1994 and will expire on October 31, 1995 and April 30, 1996 for options to purchase 211,010 and 110,000 shares, respectively. During the year ended January 31, 1994, the option to purchase 26,376 shares expired prior to exercise. The Company has recorded compensation expense related to these options of $1,615 in fiscal 1993 and $265 in fiscal 1994 and $66 in fiscal 1995.

7. INCOME TAXES

  The provisions for income taxes as shown in the accompanying Consolidated Statements of Operations consisted of the following:

                                                             JANUARY 31,
                                                         ----------------------
                                                          1993    1994    1995
   Currently payable:
     Federal............................................ $  719  $4,019  $3,888
     State..............................................    282     748     616
     Foreign Sales Corporation..........................     40      69      95
                                                         ------  ------  ------
                                                          1,041   4,836   4,599
                                                         ------  ------  ------
   Deferred:
     Federal............................................   (492)   (182)    437
     State..............................................   (230)   (295)   (480)
                                                         ------  ------  ------
                                                           (722)   (477)    (43)
                                                         ------  ------  ------
                                                         $  319  $4,359  $4,556
                                                         ======  ======  ======

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
  The components of the deferred tax asset and liability as of January 31, 1994 and 1995 were as follows:

                                                                1994     1995
                                                               -------  -------
   Deferred tax asset:
     Vacation pay and compensation accruals................... $ 2,724  $ 3,064
     Restructuring reserves...................................     821      251
     Postretirement benefits..................................     667      688
     Warranty reserves........................................   1,272    1,785
     Bad debt, inventory and return allowances................   1,404      990
     Environmental reserves...................................     501      528
     Other accruals...........................................     954      552
     Valuation allowance......................................  (1,463)    (792)
                                                               -------  -------
       Total deferred tax asset...............................   6,880    7,066
                                                               -------  -------
   Deferred liability:
     Depreciation and amortization............................  (4,324)  (4,700)
     Pension obligation.......................................    (718)    (487)
     Other....................................................    (202)    (200)
                                                               -------  -------
       Total deferred liability...............................  (5,244)  (5,387)
                                                               -------  -------
   Net deferred tax asset..................................... $ 1,636  $ 1,679
                                                               =======  =======

  The decrease in the valuation allowance of $671 during the year ended January 31, 1995 relates to the revaluation of the realization of deferred tax assets related to state income taxes due to changes in state tax laws and stock option compensation deferred tax asset due to increases in the price of the Company's common stock of $443 and $228, respectively.

  The components of income (loss) before income taxes and the cumulative effect of change in accounting principle totaled $704, $10,766 and $13,933 for United States operations for the years ended January 31, 1993, 1994, and 1995, respectively, and $(1,022) for Canadian operations for the year ended January 31, 1993.

  Reconciliations of the provisions for income taxes at the U. S. Federal statutory rate to the effective tax rates for the years ended January 31, 1993, 1994 and 1995, respectively, are as follows:

                                                              JANUARY 31,
                                                          ---------------------
                                                          1993    1994    1995
   U.S. statutory income tax............................. $(108) $3,668  $4,777
   State tax, net of federal income tax benefit..........    49     453     401
   Reduction in valuation allowance......................   --      --     (671)
   Foreign loss not tax benefitted.......................   236     --      --
   Stock option compensation.............................   449     276      23
   Foreign sales corporation.............................   (93)   (128)   (119)
   Cumulative translation adjustment.....................  (296)    --      --
   Other.................................................    82      90     145
                                                          -----  ------  ------
                                                          $ 319  $4,359  $4,556
                                                          =====  ======  ======

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

8. COMMITMENTS AND CONTINGENCIES

 (A) OPERATING LEASES:

  The Company leases certain manufacturing and office facilities and certain equipment under operating lease agreements. Certain leases contain renewal options and some have purchase options, and generally provide that the Company shall pay for insurance, taxes and maintenance. As of January 31, 1995, the Company had future minimum annual lease obligations under leases with noncancellable lease terms in excess of one year as follows:

            1996.................................. $1,003
            1997..................................    640
            1998..................................    479
            1999..................................    419
            2000..................................    214
            Thereafter............................    645
                                                   ------
                                                   $3,400
                                                   ======

  Total rent expense for all operating leases for the years ended January 31, 1993, 1994 and 1995 was $907, $1,086 and $1,056, respectively.

 (B) CONTINGENT LIABILITIES:

  Because the Company uses lead and other hazardous substances in its manufacturing processes, it is subject to numerous federal, Canadian, state and local laws and regulations that are designed to protect the environment and employee health and safety. These laws and regulations include requirements of periodic reporting to governmental agencies regarding the use and disposal of hazardous substances and compliance with rigorous criteria regarding exposure to employees and the disposal of scrap. In the opinion of the Company, the Company complies in all material respects with these laws and regulations, and such compliance has not had, and is not expected to have, a material effect on the business, financial condition or results of operations of the Company.

  Notwithstanding such compliance, if damage to persons or the environment has been or is caused by hazardous substances used or generated in the conduct of the Company's business, the Company may be held liable for the damage and be required to pay the cost of remedying the same, and the amount of any such liability might be material to the results of operations or financial condition. However, under the terms of the purchase agreement with Allied for the Acquisition of the Company (the "Acquisition Agreement"), Allied is obligated to indemnify the Company for any liabilities of this type resulting from conditions existing at January 28, 1986 that were not disclosed by Allied to the Company in the schedules to the Acquisition Agreement.

  The Company, along with numerous other parties, has been requested to provide information to the United States Environmental Protection Agency (the "EPA") in connection with investigations of the source and extent of contamination at several lead smelting facilities (the "Third Party Facilities") to which the Company had made scrap lead shipments for reclamation prior to the date of the Acquisition. As of January 16, 1989, the Company, with the concurrence of Allied, entered into an agreement with other potentially responsible parties (PRPs) relating to remediation of a portion of one of the Third Party Facilities, the former NL Industries ("NL"), facility in Pedricktown, New Jersey (the "NL Site"), which agreement provides for their joint funding on a proportionate basis of certain remedial investigation and feasibility study activities with respect to that site.

  In fiscal 1993 in accordance with an EPA order, a group comprised of the Company and 30 other parties commenced work on the cleanup of a portion of the NL Site based on a specified remedial approach which is

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

now completed. Based on currently available information and well defined contribution levels of the other parties, including NL Industries, the Company does not expect to incur costs in excess of the $138 previously reserved.

  With regard to the remainder of the NL Site, the EPA has initially pursued negotiations only with NL regarding the conduct and funding of the remedial work plan. Although NL or EPA may seek recovery from the Company and other parties of some or all of these costs, the Company has not been identified as a PRP regarding this project. Therefore, a reliable range of the potential cost of this project cannot be determined. Accordingly, the Company has not created any reserve for this potential exposure.

  The remedial investigation and feasibility study at a second Third Party Facility, the former Tonolli Incorporated facility at Nesquehoning, Pennsylvania (the "Tonolli Site"), were completed in fiscal 1993. The EPA and the PRPs are continuing to evaluate the draft remedial design work plan for the site. Based on the estimated cost of the remedial approach selected by the EPA, the Company believes that the potential cost of remedial action at the Tonolli Site is likely to range between $16,000 and $17,000. The Company's allocable share of this cost has not been finally determined, and will depend on such variables as the financial capability of various other potentially responsible parties to fund their respective allocable shares of the remedial cost. Based on currently available information, however, the Company believes that its most likely exposure with respect to the Tonolli Site will be the approximately $579 previously reserved, the majority of which is expected to be paid over the next three to five years.

  The Company has responded to requests for information from the EPA with regard to three other Third Party Facilities, one in September 1991, one (the "Chicago Site") in October 1991 and the third (the "ILCO Site") in October 1993. Of the three sites, the Company has been identified as a PRP at the ILCO and Chicago Sites only. Based on currently available information, the Company believes that the potential cost of remediation at the ILCO Site is likely to range between $54,000 and $59,000 (based on the estimated costs of the remedial approach selected by the EPA). The Company's allocable share of this cost has not been finally determined and will depend on such variables as the financial capability of various other PRPs to fund their respective allocable shares of the remedial cost. Based on currently available information, however, the Company believes that its most likely exposure with respect to the ILCO Site is an immaterial amount which has been previously reserved, most of which is expected to be paid over the next three to five years.

  Based on currently available information, the Company believes that the potential cost of the remediation at the Chicago site is likely to range between $8,000 and $10,500 (based on the preliminary estimated costs of the remediation approach negotiated with the EPA). Sufficient information is not available to determine the Company's allocable share of this cost. Based on the available preliminary information, however, the Company believes that its exposure with regard to the Chicago Site will be approximately $283, which has been reserved for in the Company's consolidated financial statements, the majority of which is expected to be paid over the next two to five years.

  Allied has accepted responsibility under the Acquisition Agreement for potential liabilities relating to all Third Party Facilities other than the aforementioned Sites. Based on currently available information, management of the Company believes that the foregoing will not have a material adverse effect on the Company's financial condition or results of operations.

 (C) PURCHASE COMMITMENTS

  The Company has long-term relationships pertaining to the purchase of certain raw materials with various suppliers through December 31, 1995. These purchase commitments are not expected to exceed usage requirements.

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

9. MAJOR CUSTOMER

  A single United States customer accounted for 11.0%, 13.8% and 9.9% of sales for the years ended January 31, 1993, 1994 and 1995, respectively.

10. CONCENTRATION OF CREDIT RISK

  Financial instruments which subject the Company to potential concentration of credit risk consist principally of trade receivables and temporary cash investments. The Company places its temporary cash investments with various financial institutions and, generally, limits the amount of credit exposure to any one financial institution. Except as discussed in Note 9, concentrations of credit risk with respect to trade receivables is limited by a large customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

11. RELATED PARTY TRANSACTIONS

  In connection with the Acquisition, the Company entered into a consulting agreement with an affiliate of certain of the Company's major stockholders. Effective January 1, 1992, the agreement was amended to eliminate the Company's obligation to pay regular periodic consulting fees and to substitute therefore an obligation to pay certain fees in connection with potential acquisitions by the Company. For the years ended January 31, 1993, 1994 and 1995 the Company paid $0, $20 and $80, respectively.

  In May 1988, the Company entered into an agreement with a former executive providing for (i) the purchase of 316,515 shares of Common Stock at $4.20 a share, payable in cash in the amount of $.01 a share and the balance of $4.19 a share in a noninterest bearing note and (ii) the grant of certain options (see Note 6). The note matures on October 31, 1995. For financial reporting purposes, the note was discounted to present value as of the date of issuance.

  In May 1989, the Company entered into an agreement with another executive providing for (i) the purchase of 60,000 shares of Common Stock at $5.50 a share, payable in cash in the amount of $.01 a share and an interest bearing note at 12.5% (6.0% per annum effective July 1, 1992) maturing April 30, 1998 (subject to acceleration under certain circumstances), and (ii) the grant of certain options (see Note 6).

  The statements of operations for the years ended January 31, 1993, 1994 and 1995 include executive contracts expenses of $1,615, $265 and $66, respectively. Included in interest expense, net for those years, are $128, $49 and $0, respectively, of related imputed interest income, which is credited to the Company's earnings ratably over the term of the notes.

  The Company had a consulting agreement with a firm of which one of the former executives is the sole stockholder and chief executive officer, under which the firm agreed to provide business consulting services to the Company. The agreement terminated on April 30, 1994 and provided for an annual consulting fee under which the Company paid $100, $100 and $25 for the years ended January 31, 1993, 1994 and 1995, respectively.

12. EMPLOYEE BENEFIT PLANS

  (A) The Company has various noncontributory defined benefit pension plans, which cover substantially all employees.

  The Company's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions than those used for financial

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA) reporting purposes. Pension benefits for the Company's defined benefit plans are generally based on employee's years of service and qualifying compensation during the years of employment. Plan assets are invested in commingled trust funds consisting primarily of equity and U.S. Government securities.

  The following table represents the funded status of the Company's plans and amounts included in the Company's balance sheets:

                                     JANUARY 31, 1994       JANUARY 31, 1995
                                  ---------------------- ----------------------
                                  OVERFUNDED UNDERFUNDED OVERFUNDED UNDERFUNDED
                                    PLANS       PLANS      PLANS       PLANS
   Actuarial present value of
    benefit obligations:
     Vested benefit obligation..     $473      $18,111     $2,965     $14,492
                                     ====      =======     ======     =======
     Accumulated benefit
      obligation................      524       19,821      3,253      15,422
                                     ====      =======     ======     =======
     Projected benefit
      obligation................      524       23,220      3,253      17,959
     Plan assets at fair value..      562       21,204      3,296      16,998
                                     ----      -------     ------     -------
     Projected benefit
      obligation (in excess of)
      less than plan assets.....       38       (2,016)        43        (961)
     Unrecognized net loss......      279        3,516        998         912
     Prior service cost not yet
      recognized in net periodic
      pension cost..............        3           28         14         (16)
                                     ----      -------     ------     -------
     Prepaid (accrued) pension
      cost......................     $320      $ 1,528     $1,055     $   (65)
                                     ====      =======     ======     =======

  For the years ended January 31, 1993, 1994 and 1995, net pension expense included the following components:

                                                       1993     1994     1995
                                                      -------  -------  -------
   Service cost...................................... $   727  $   783  $   864
   Interest cost.....................................   1,578    1,675    1,794
   Actual return on plan assets......................  (2,593)  (1,997)     116
   Net amortization and deferrals....................   1,076      248   (1,858)
                                                      -------  -------  -------
   Net pension expense............................... $   788  $   709  $   916
                                                      =======  =======  =======

  Assumptions used in accounting for the plans for the years ended January 31, 1993, 1994 and 1995 were as follows:

                                             1993         1994         1995
                                         ------------ ------------ ------------
   Discount rate:
     Pension expense...................     8.25%        8.25%        7.675%
     Benefits obligations..............     8.25%        7.675%       9.25%
   Rates of increase in compensation
    levels.............................  4.6% to 8.6% 4.6% to 8.6% 4.6% to 8.6%
   Expected long-term rate of return on
    assets.............................      9.0%         9.0%        8.75%

  (B) The Company provides certain health care and life insurance benefits for retired employees who meet certain service requirements under a frozen plan (the Plan). Under the Plan, the Company contributes a fixed amount and requires the retiree to fund the remaining cost. During the third quarter of fiscal 1993, the Company adopted the provisions of SFAS 106 effective February 1, 1992. Under SFAS 106, the expected cost of the

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

benefits provided by existing postretirement plans is actuarially determined and accrued ratably from the date of hire to the date the employee is fully eligible to receive the benefits. Previously, postretirement benefits expense was recognized when the insurance premiums were incurred. In the consolidated statement of operations for the year ended January 31, 1993, the accumulated postretirement benefit obligation (APBO) at February 1, 1992 was recognized separately as the cumulative effect of a change in accounting principle resulting in a charge of $1,074 (after related income tax benefit of $716), or $.18 per share. As of February 1, 1992, the APBO was determined using a weighted average assumed discount rate of 8.25% and was comprised of amounts attributable to retirees and fully eligible active participants totaling $1,136 and $654, respectively. As the Company's contribution is frozen, the change in future health care costs should not materially impact the APBO. Postretirement benefits expense is composed of service cost of $57, $62 and $63 and interest cost of $139, $127 and $119 for the years ended January 31, 1993, 1994 and 1995, respectively.

  The following table sets forth the Plan's postretirement benefit liability as of January 31, 1994 and 1995:

                                                                   1994   1995
                                                                  ------ ------
   Accumulated postretirement benefit obligation:
     Current retirees............................................ $  922 $  731
     Fully eligible actives......................................    574    503
     Other actives...............................................    241    212
                                                                  ------ ------
   Total accumulated postretirement benefit obligation...........  1,737  1,446
   Unrecognized net (gain) loss..................................     13   (325)
                                                                  ------ ------
     Accrued postretirement benefit liability.................... $1,724 $1,771
                                                                  ====== ======

  The accumulated postretirement benefit obligation was determined using a discount rate of 7.675% and 9.25% for the years ended January 31, 1994 and 1995, respectively.

  (C) During fiscal 1993, the Company incurred a pension curtailment as a result of the closure of its Perth, Ontario manufacturing plant. The Company has not settled this pension liability for these employees as of January 31, 1995, but it is expected that the gain or loss will not be material.

  (D) All employees not covered by collective bargaining agreements are eligible to participate in various defined contribution retirement plans. The Company's contributions under the plan are based on specified percentages of employee contributions. The Company's contributions were $182, $366 and $480 for the years ended January 31, 1993, 1994 and 1995, respectively.

13. RESTRUCTURING CHARGES

  During the fourth quarter of the year ended January 31, 1992, the Company recorded a provision of $5,171 for the closure of its Perth, Ontario manufacturing plant and the integration of that manufacturing capability into its remaining facilities.

  During the third quarter of the year ended January 31, 1993, the Company recorded a provision of $2,048 for costs related to the rationalization of the Company's standby power electronics business resulting from the Ratelco acquisition (see Note 14). The provision included $997 for moving costs relating to duplicate manufacturing facilities, $633 of labor and severance and $418 of other related costs.

  During the fourth quarter of the year ended January 31, 1993, the Company recorded a provision of $1,058 primarily consisting of severance and other related costs attributable to a restructuring of management.

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The balance sheets at January 31, 1994 and 1995 reflect restructuring reserves of $1,424 and $109 in other current liabilities and $314 and $5 in accrued liabilities, respectively.

14. ACQUISITIONS

  (A) Effective October 31, 1992, the Company acquired substantially all of the assets of the Ratelco Manufacturing Division of Ratelco, Inc., a manufacturer of power electronics equipment, for cash and the assumption of certain liabilities. The Company has accounted for the acquisition under the purchase method. The excess of net assets over the purchase price was immaterial.

  (B) Effective March 29, 1994, the Company, through its new subsidiary, International Power Systems, Inc., acquired for cash, certain assets and assumed specific liabilities of the custom power supply business of ITT PowerSystems Corporation.

  The acquisition has been recorded using the purchase method of accounting and the net purchase price of $5,966 approximates the fair value of the net assets acquired. The results of operations of this acquisition are included in the Company's consolidated financial statements from the date of acquisition.

  The following unaudited pro forma financial information combines the consolidated results of operations as if the custom power supply business of ITT PowerSystems Corporation had been acquired as of the beginning of the periods presented. Pro forma adjustments include only the effects of events directly attributed to a transaction that are factually supportable and expected to have a continuing impact.

                                                                 JANUARY 31,
                                                              -----------------
                                                                1994     1995
   Net sales................................................. $190,887 $204,505
   Net income................................................ $  6,830 $  9,495
   Net income per common share on a fully diluted basis...... $   1.15 $   1.52

  The pro forma financial information does not necessarily reflect the operating results that would have occurred had the acquisition been consummated as of the above dates, nor is such information indicative of future operating results.

  (C) Effective January 24, 1995, the Company purchased certain assets and assumed certain liabilities from the switching power supply business of Basler Electric Company, a Highland, Illinois-based manufacturer of electrical components. These power supplies are used for office electronics and communications applications.

  The acquisition has been recorded using the purchase method of accounting and the net purchase price of $3,197, of which $1,125 is included in current portion of long-term debt (see note 5), approximates the fair value of the net assets acquired. The results of operations of this acquisition are included in the Company's consolidated financial statements from the date of acquisition and are not material in relation to the Company's consolidated financial statements.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Quarterly financial data for the years ended January 31, 1994 and 1995 follow:

                                                 FIRST  SECOND   THIRD  FOURTH
                                                QUARTER QUARTER QUARTER QUARTER
                                                ------- ------- ------- -------
   For the year ended January 31, 1994:
     Net sales................................. $39,287 $41,389 $42,173 $39,156
     Gross profit..............................   9,114  10,286  10,216   8,829
     Operating income..........................   2,132   3,485   3,881   3,080
     Net income................................   1,003   1,765   2,001   1,638
     Net income per share......................     .17     .30     .34     .27
   For the year ended January 31, 1995:
     Net sales................................. $42,644 $47,619 $54,617 $55,129
     Gross profit..............................  10,365  10,963  12,893  11,324
     Operating income..........................   3,762   3,801   4,610   3,292
     Net income................................   2,008   2,170   2,751   2,448
     Net income per share......................     .33     .35     .44     .38

  The following consolidated financial statements and related notes represent unaudited financial information as of July 31, 1995 and for the six months ended July 31, 1994 and 1995.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                          JANUARY 31, JULY 31,
                                                             1995       1995
                                                          ----------- --------
                         ASSETS
Current assets:
  Cash and cash equivalents..............................  $  1,097   $  1,025
  Restricted cash and cash equivalents...................        75        --
  Accounts receivable, less allowance for doubtful
   accounts of $1,404 and $1,078, respectively...........    30,253     32,324
  Inventories............................................    26,869     33,312
  Deferred income taxes..................................     5,231      5,633
  Other current assets...................................       553        664
                                                           --------   --------
    Total current assets.................................    64,078     72,958
Property, plant and equipment, net.......................    40,059     40,447
Intangible and other assets, net.........................     5,314      5,267
Goodwill, net............................................     2,686      2,654
                                                           --------   --------
    Total assets.........................................  $112,137   $121,326
                                                           ========   ========
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt......................  $  3,670   $  3,113
  Accounts payable.......................................    15,601     20,034
  Accrued liabilities....................................    13,994     14,803
  Other current liabilities..............................     3,067      2,537
                                                           --------   --------
    Total current liabilities............................    36,332     40,487
Deferred income taxes....................................     3,552      3,612
Long-term debt...........................................    14,183     12,517
Other liabilities........................................     6,348      7,147
                                                           --------   --------
    Total liabilities....................................    60,415     63,763
                                                           --------   --------
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value, 10,000,000 shares
   authorized; 5,971,041 and 6,002,041 shares issued,
   respectively..........................................        60         60
  Additional paid-in capital.............................    32,053     32,421
  Notes receivable from stockholders.....................    (1,656)    (1,656)
  Retained earnings......................................    21,265     28,042
  Treasury stock, at cost, 57,400 shares.................       --      (1,304)
                                                           --------   --------
    Total stockholders' equity...........................    51,722     57,563
                                                           --------   --------
    Total liabilities and stockholders' equity...........  $112,137   $121,326
                                                           ========   ========

        The accompanying notes are an integral part of these statements.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          THREE MONTHS ENDED  SIX MONTHS ENDED
                                               JULY 31,           JULY 31,
                                          ------------------- ----------------
                                            1994      1995     1994     1995
Net sales................................ $  47,619 $  63,381 $90,263 $122,158
Cost of sales............................    36,656    48,057  68,935   93,042
                                          --------- --------- ------- --------
  Gross profit...........................    10,963    15,324  21,328   29,116
Selling, general and administrative
 expenses................................     5,739     7,382  11,440   14,447
Research and development expenses........     1,423     1,447   2,325    3,040
                                          --------- --------- ------- --------
  Operating income.......................     3,801     6,495   7,563   11,629
Interest expense, net....................       355       294     590      525
Other expense, net.......................       108       199     294      255
                                          --------- --------- ------- --------
  Income before income taxes.............     3,338     6,002   6,679   10,849
Provision for income taxes...............     1,168     2,072   2,501    3,744
                                          --------- --------- ------- --------
  Net income............................. $   2,170 $   3,930 $ 4,178 $  7,105
                                          ========= ========= ======= ========
Net income per common and common
 equivalent share........................ $     .35 $     .61 $   .68 $   1.11
                                          ========= ========= ======= ========
Weighted average common and common
 equivalent shares.......................     6,169     6,434   6,116    6,414
                                          ========= ========= ======= ========
Dividends per share...................... $  0.0275 $  0.0275 $0.0550 $ 0.0550
                                          ========= ========= ======= ========



        The accompanying notes are an integral part of these statements.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                            SIX MONTHS ENDED
                                                                JULY 31,
                                                            ------------------
                                                              1994      1995
Cash flows provided (used) by operating activities:
  Net income............................................... $  4,178  $  7,105
  Adjustments to reconcile net income to net cash provided
   (used) by operating activities:
    Depreciation and amortization..........................    3,459     3,138
    Deferred taxes.........................................      --       (342)
    Loss(gain) on disposal of assets.......................     (225)      139
    Changes in:
      Accounts receivable..................................   (7,905)   (2,024)
      Inventories..........................................   (1,318)   (6,418)
      Other current assets.................................     (312)     (185)
      Accounts payable.....................................      628     4,431
      Accrued liabilities..................................      998       (27)
      Income taxes payable.................................   (1,299)       78
      Other current liabilities............................   (1,343)     (533)
      Other liabilities....................................      486       799
    Other, net.............................................      359      (225)
                                                            --------  --------
Net cash provided (used) by operating activities...........   (2,294)    5,936
                                                            --------  --------
Cash flows provided (used) by investing activities:
  Acquisition of business, net.............................   (5,966)      --
  Acquisition of property, plant and equipment.............   (3,600)   (3,430)
  Proceeds from disposal of property, plant and equipment..      363       --
                                                            --------  --------
Net cash used by investing activities......................   (9,203)   (3,430)
                                                            --------  --------
Cash flows provided (used) by financing activities:
  Reduction of long-term debt..............................   (1,599)   (2,223)
  Proceeds from new borrowings.............................   10,338       --
  Financing costs of long-term debt........................      (34)      --
  Issuance of shares under stock option plan...............      805       368
  Payment of common stock dividends........................     (484)     (492)
  Purchase of treasury stock...............................      --       (317)
                                                            --------  --------
Net cash (used) provided by financing activities...........    9,026    (2,664)
                                                            --------  --------
Effect of exchange rate changes on cash....................      (14)       11
                                                            --------  --------
Decrease in cash and cash equivalents......................   (2,485)     (147)
Cash and cash equivalents at beginning of period...........    3,821     1,172
                                                            --------  --------
Cash and cash equivalents at end of period................. $  1,336  $  1,025
                                                            ========  ========

        The accompanying notes are an integral part of these statements.

                  CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                              SIX MONTHS ENDED
                                                                  JULY 31,
                                                              -----------------
                                                                1994     1995
SUPPLEMENTAL CASH FLOW DISCLOSURES
Interest paid, net........................................... $    701 $    701
Income taxes paid............................................    3,800    4,008
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Liabilities assumed in acquisition........................... $  3,132 $    --



        The accompanying notes are an integral part of these statements.

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

1. INTERIM STATEMENTS

  The accompanying interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in this Registration Statement. The consolidated financial statements presented herein are unaudited but, in the opinion of management, include all necessary adjustments (which comprise only normal recurring items) required for a fair presentation of the consolidated financial position as of July 31, 1995 and the consolidated statements of operations and cash flows for the three and six months ended July 31, 1994 and 1995.

2. INVENTORIES

  Inventories consisted of the following:

                                                            JANUARY 31, JULY 31,
                                                               1995       1995
                                                            ----------- --------
   Raw materials...........................................   $ 9,780   $13,068
   Work-in-progress........................................     7,893     9,399
   Finished goods..........................................     9,196    10,845
                                                              -------   -------
                                                              $26,869   $33,312
                                                              =======   =======

3. INCOME TAXES

  A reconciliation of the provision for income taxes from the statutory rate to the effective rate is as follows:

                                                             SIX MONTHS ENDED
                                                                 JULY 31,
                                                             ------------------
                                                               1994      1995
   U.S. statutory income tax................................     35.0%     35.0%
   State tax, net of federal income tax benefit.............      3.9       3.7
   Reduction in valuation allowance.........................      --       (3.8)
   Other....................................................     (1.5)     (0.4)
                                                             --------  --------
                                                                 37.4%     34.5%
                                                             ========  ========

4. CONTINGENT LIABILITIES

  With regard to the following contingent liabilities there have been no material changes since January 31, 1995.

  Because the Company uses lead and other hazardous substances in its manufacturing processes, it is subject to numerous federal, Canadian, state and local laws and regulations that are designed to protect the environment and employee health and safety. These laws and regulations include requirements of periodic reporting to governmental agencies regarding the use and disposal of hazardous substances and compliance with rigorous criteria regarding exposure to employees and the disposal of scrap. In the opinion of the Company, the Company complies in all material respects with these laws and regulations, and such compliance has not had, and is not expected to have, a material effect on the business, financial condition or results of operations of the Company.

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

  Notwithstanding such compliance, if damage to persons or the environment has been or is caused by hazardous substances used or generated in the conduct of the Company's business, the Company may be held liable for the damage and be required to pay the cost of remedying the same, and the amount of any such liability might be material to the results of operations or financial condition. However, under the terms of the purchase agreement with Allied for the Acquisition of the Company (the "Acquisition Agreement"), Allied is obligated to indemnify the Company for any liabilities of this type resulting from conditions existing at January 28, 1986 that were not disclosed by Allied to the Company in the schedules to the Acquisition Agreement.

  The Company, along with numerous other parties, has been requested to provide information to the United States Environmental Protection Agency (the "EPA") in connection with investigations of the source and extent of contamination at several lead smelting facilities (the "Third Party Facilities") to which the Company had made scrap lead shipments for reclamation prior to the date of the Acquisition. As of January 16, 1989, the Company, with the concurrence of Allied, entered into an agreement with other potentially responsible parties (PRPs) relating to remediation of a portion of one of the Third Party Facilities, the former NL Industries ("NL"), facility in Pedricktown, New Jersey (the "NL Site"), which agreement provides for their joint funding on a proportionate basis of certain remedial investigation and feasibility study activities with respect to that site.

  In fiscal 1993 in accordance with an EPA order, a group comprised of the Company and 30 other parties commenced work on the cleanup of a portion of the NL Site based on a specified remedial approach which is now completed. Based on currently available information and well defined contribution levels of the other parties, including NL Industries, the Company does not expect to incur costs in excess of the $138 previously reserved.

  With regard to the remainder of the NL Site, the EPA is pursuing negotiations with NL and the other PRPs, including the Company, regarding the conduct and funding of the remedial work plan. The EPA has proposed a cost allocation plan, however, the allocation percentages between parties and the basis for allocation of cost are not defined in the plan or elsewhere. Therefore, a reliable range of the potential cost to the Company of this phase of the clean-up cannot currently be determined. Accordingly, the Company has not created any reserve for this potential exposure.

  The remedial investigation and feasibility study at a second Third Party Facility, the former Tonolli Incorporated facility at Nesquehoning, Pennsylvania (the "Tonolli Site"), were completed in fiscal 1993. The EPA and the PRPs are continuing to evaluate the draft remedial design work plan for the site. Based on the estimated cost of the remedial approach selected by the EPA, the Company believes that the potential cost of remedial action at the Tonolli Site is likely to range between $16,000 and $17,000. The Company's allocable share of this cost has not been finally determined, and will depend on such variables as the financial capability of various other potentially responsible parties to fund their respective allocable shares of the remedial cost. Based on currently available information, however, the Company believes that its most likely exposure with respect to the Tonolli Site will be the approximately $579 previously reserved, the majority of which is expected to be paid over the next three to five years.

  The Company has responded to requests for information from the EPA with regard to three other Third Party Facilities, one in September 1991, one (the "Chicago Site") in October 1991 and the third (the "ILCO Site") in October 1993. Of the three sites, the Company has been identified as a PRP at the ILCO and Chicago Sites only.

  Based on currently available information, the Company believes that the potential cost of remediation at the ILCO Site is likely to range between $54,000 and $59,000 (based on the estimated costs of the remedial approach

                 CHARTER POWER SYSTEMS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)
                            (DOLLARS IN THOUSANDS)

selected by the EPA). The Company's allocable share of this cost has not been finally determined and will depend on such variables as the financial capability of various other PRPs to fund their respective allocable shares of the remedial cost. Based on currently available information, however, the Company believes that its most likely exposure with respect to the ILCO Site is an immaterial amount which has been previously reserved, most of which is expected to be paid over the next three to five years.

  Based on currently available information, the Company believes that the potential cost of the remediation at the Chicago site is likely to range between $8,000 and $10,500 (based on the preliminary estimated costs of the remediation approach negotiated with the EPA). Sufficient information is not available to determine the Company's allocable share of this cost. Based on the available preliminary information, however, the Company believes that its exposure with regard to the Chicago Site will be approximately $283, which has been reserved for in the Company's consolidated financial statements, the majority of which is expected to be paid over the next two to five years.

  Allied has accepted responsibility under the Acquisition Agreement for potential liabilities relating to all Third Party Facilities other than the aforementioned Sites. Based on currently available information, management of the Company believes that the foregoing will not have a material adverse effect on the Company's financial condition or results of operations.

The Liberty AGM(TM) Series Power Plant and the Liberty ACM(TM) Series Power Plant, which are the latest generation of the Company's fully integrated power systems designed for telecommunications applications, integrate advanced rectifiers with high output valve-regulated batteries. The Company believes that these products place it at the forefront of reserve power technology.




   [PHOTO OF LIBERTY AGM POWER PLANT]            [PHOTO OF LIBERTY ACM]


The Liberty AGM (TM) Power Plant         The Liberty ACM (TM) Power Plant, the
configured with one of the Company's     Company's latest fully integrated 24
flagship products, the Liberty           volt system designed specifically for
2000(TM) valve-regulated battery.        cellular applications.

-------------------------------------------------------------------------------
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  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERINGS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SHARES BY AN-YONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALI-FIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................   9
Price Range of Common Stock and Dividends................................   9
Capitalization...........................................................  10
Selected Consolidated Financial and Other Data...........................  11
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  12
Business.................................................................  16
Management...............................................................  25
Selling Stockholders.....................................................  30
Description of Capital Stock.............................................  33
Certain United States Federal Tax Considerations for Non-United States
 Holders.................................................................  34
Underwriting.............................................................  36
Legal Matters............................................................  38
Experts..................................................................  38
Available Information....................................................  39
Incorporation by Reference...............................................  39
Index to Consolidated Financial Statements............................... F-1

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                               2,765,493 SHARES

                          CHARTER POWER SYSTEMS, INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION
                         ROBERTSON, STEPHENS & COMPANY

                                       , 1995

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Registration Fee............................................... $32,626.00
     NASD...........................................................   9,961.45
     Blue Sky Fees and Expenses.....................................  25,000.00
     *Legal.........................................................
     *Accounting....................................................
     *Printing......................................................
     *Transfer Agent and Registrar Fees.............................
                                                                     ----------
       *Total....................................................... $
                                                                     ==========

    ---------------------
    * To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

  Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify its directors, officers, employees and agents against judgments, fines, amounts paid in settlement, and reasonable costs, expenses and counsel fees paid or incurred in connection with any proceeding, other than an action by or in the right of the Company, to which such director, officer, employee or agent or his legal representative may be a party, provided such director, officer, employee or agent shall have acted in good faith and shall have reasonably believed (i) in the case of a civil proceeding, that his conduct was in or not opposed to the best interests of the Company, and (ii) in the case of a criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful. In connection with an action by or in the right of the Company against a director, officer, employee or agent, the Company has the power to indemnify such director, officer, employee or agent for reasonable expenses incurred in connection with such suit (i) if such person acted in good faith and in a manner he reasonably believed was not opposed to the best interest of the Company and (ii) if found liable to the Company, only if ordered by a court of law. Section 145 also provides that such section is not exclusive of any other indemnification rights granted by the Company to directors, officers, employees or agents. The Company's Restated Certificate of Incorporation provides that the Company shall, to the fullest extent permitted by law, indemnify all persons who it may indemnify pursuant thereto.

  In addition, the Company's Restated Certificate of Incorporation contains a provision eliminating the liability of a director to the Company or its stockholders for breach of fiduciary duty as a director, other than liability
(i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, (iv) for any transaction from which the director derived an improper personal benefit or (v) for any act or omission occurring prior to December 29, 1986.

  The Company's By-laws provide that the Company shall, to the fullest extent permitted by law, indemnify any person, the heirs, executors or administrators of such person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (brought by or in the right of the Company or otherwise), whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person or such heirs, executors or administrators in connection with such action, suit or proceeding. In addition, the Company may, in the discretion of the Board of Directors, pay expenses incurred in defending any action, suit or proceeding in advance of the final disposition of such action, suit or proceeding. The Company may also purchase or maintain insurance on behalf of any person described in the foregoing section of the By-laws against any liability asserted against him, whether or not the Company would have the power to indemnify him against such liability by law. Furthermore, the By-laws provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  The Company maintains directors and officers liability insurance policies, insuring, with certain exceptions and conditions, the Company's directors and officers in their capacity as such against liabilities with respect to certain specified proceedings. In addition to covering directors and officers of the Company, the policies also insure the Company against amounts paid by it to indemnify directors and officers.

ITEM 16. EXHIBITS.

  1.1* Form of Underwriting Agreement.
  4.1  Form of Certificate for Common Stock (incorporated by reference to
        Exhibit 4.1 to the Company's Registration Statement on Form S-1, No.
        33-10889).
  5.1* Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: validity of the
        Common Stock.
  8.1* Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: certain tax matters.
 23.1  Consent of Coopers & Lybrand L.L.P. (filed herewith).
 23.2  Awareness letter of Coopers & Lybrand L.L.P. (filed herewith).
 23.3* Consent of Proskauer Rose Goetz & Mendelsohn LLP (included in Exhibit
        5.1).
 24    Power of Attorney (included in Registration Statement on page II-4).

---------------------
* To be filed by amendment.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling person of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE 1933 ACT, CHARTER POWER SYSTEMS, INC., THE REGISTRANT, CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3, AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF PLYMOUTH MEETING, STATE OF PENNSYLVANIA, ON THE 3RD DAY OF OCTOBER, 1995.

                                          Charter Power Systems, Inc.
                                           (Registrant)

                                                     /s/ Alfred Weber
                                          By __________________________________
                                             ALFRED WEBER PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE 1933 ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                        TITLE                 DATE

                                       Chairman of the
               *                        Board                  October 3, 1995
-------------------------------------
         GEORGE J. SBORDONE

                                       President, Chief
               *                        Executive Officer      October 3, 1995
-------------------------------------   and Director
            ALFRED WEBER                (principal
                                        executive officer)

                                       Vice President--
               *                        Finance and            October 3, 1995
-------------------------------------   Treasurer
       STEPHEN E. MARKERT, JR.          (principal
                                        accounting officer
                                        and principal
                                        financial officer)

                                       Director
               *                                               October 3, 1995
-------------------------------------
            DAVID BERETTA

              SIGNATURE                         TITLE                DATE

                                              Director
               *                                               October 3, 1995
-------------------------------------
          A. LAWRENCE FAGAN

                                              Director
               *                                               October 3, 1995
-------------------------------------
            GLENN M. FEIT

                                              Director
               *                                               October 3, 1995
-------------------------------------
          MERRIL M. HALPERN

                                              Director
               *                                               October 3, 1995
-------------------------------------
           JEROME L. KATZ

                                              Director
               *                                               October 3, 1995
-------------------------------------
            WARREN A. LAW

                                              Director
               *                                               October 3, 1995
-------------------------------------
         PATRICIA R. MERRICK

        /s/ Alfred Weber                                       October 3, 1995

*By: ___________________________

 ALFRED WEBER, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

EXHIBIT                                                                                PAGE
  NO.                                     DESCRIPTION                                  NO.
-------                                   -----------                                  ----
  1.1*   Form of Underwriting Agreement.
  4.1    Form of Certificate for Common Stock (incorporated by reference to Exhibit
          4.1 to the Company's Registration Statement on Form S-1, No. 33-10889).
  5.1*   Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: validity of the Common
          Stock.
  8.1*   Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: certain tax matters.
 23.1    Consent of Coopers & Lybrand L.L.P. (filed herewith).
 23.2    Awareness letter of Coopers & Lybrand L.L.P. (filed herewith).
 23.3*   Consent of Proskauer Rose Goetz & Mendelsohn LLP (included in Exhibit 5.1).
 24      Power of Attorney (included in Registration Statement on page II-4).

---------------------
* To be filed by amendment.